c/o Fuling Global Inc. ¤ Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province ¤ People’s Republic of China ¤ Phone: +86-576-86623058

June 18, 2015

Jay Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Fuling Global Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Filed: April 2, 2015

File No.: 377-00971

Dear Mr. Ingram:

On behalf of Fuling Global Inc. (the “Registrant”) and in response to the comments set forth in your letter dated April 29, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed First Amendment to Draft Registration Statement on Form F-1 (the “First Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Third Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the First Amendment compared against the Draft Registration Statement for your review.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will provide copies of all such written communications in the future, to the extent applicable, if we present them to potential investors in reliance on Section 5(d) of the Securities Act. As of the date of this letter, no such materials have been presented to potential investors.

Prospectus Cover Page

2.	Please revise the cover to name Burnham Securities, Inc. as the underwriter of this offering. Refer to Item 501(b)(8) of Regulation S-K.

We have revised the cover to include the text naming Burnham Securities, Inc. as the underwriter of the offering, in addition to the previously provided logo with Burnham’s name. In addition, we have revised a sentence on the cover page to read, “The underwriter, Burnham Securities, Inc., must sell all            Ordinary Shares offered if any are sold.”

Jay Ingram, Legal Branch Chief

June 18, 2015

Prospectus Summary, page 1

Company Overview, page 1

3.	Your summary begins by highlighting the amount of cutlery, straws and courtesy cups that you provide to what you state are four of the five largest fast food restaurant chains in the United States. Please provide context for this information by identifying what metric was used to determine that these were the “largest” fast food restaurant chains, as well as indicating what portion of your revenue these sales represented, and whether you have any contracts with these chains to guarantee commensurate sales going forward.

We acknowledge the comment and have revised the Draft Registration Statement as requested. We have supplementally submitted a report under separate cover to indicate the source of the ranks and the metric used to decide the ranks. The revised disclosure may be found on page 1 and reads as follows:

If you are like the average American, you have probably already used our products. According to a recent Gallup Consumption poll, more than 80% of Americans eat fast food at least once per month. We provide environmentally conscious disposable plastic food service products to four of the five largest fast food restaurant chains in the United States, based on U.S. systemwide sales amount as published by QSR Magazine. In 2014, we estimate we supplied the following percentages of these customers’ products in the United States. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships.

Customer	Cutlery	Straws	Courtesy Cups
A	100%	70%	*
B	45%	45%	*
C	24%	*	*
D	*	100%	100%

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

Sales to these four customers amounted in the aggregate to 32.7 % and 32.9 % of our total revenues in the years ended December 31, 2014 and 2013, respectively. None of these customers exceeded 10% in 2014, and only Wendy’s (12.99%) and Burger King (11.8%) exceeded 10% of our total revenues in 2013.

Although we do not always have written contracts with our quick service restaurant (“QSR”) customers, when we do, we typically sign contracts with terms of between one and four years. Our expectations are from the commitments based on these contracts and past course of dealing. However, we cannot guarantee that sales in the future will be at the same rates as in the above table.

4.	Please provide the basis for your statement that you have grown into a “top company among Chinese non-state owned enterprises in the disposable serviceware industry,” and similar statements elsewhere in your prospectus, such as that you are “one of the leaders of [y]our industry in China … [and] are in the leading position in China,” on page 28. Please make apparent what metric you used to determine your position, and include a thorough discussion of your Chinese competitors. We note that you do not sell your products to Chinese customers.

We have revised the Draft Registration Statement thoroughly to clarify that we have been one of China’s largest exporters of disposable serviceware.

The revised disclosure in the prospectus summary may be found on page 1 and reads as follows:

Today, we have grown into one of China’s largest exporters of disposable serviceware. The China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts has recognized Taizhou Fuling as one of China’s top three plastic kitchenware and serviceware companies for exports every year from 2011 through 2014, based on export sales amount.

Jay Ingram, Legal Branch Chief

June 18, 2015

The other revised disclosure in the prospectus may be found on page 28 and reads as follows:

These efforts have, over time, resulted in our company being one of China’s largest exporters of disposable serviceware. The China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts has recognized Taizhou Fuling as one of China’s top three plastic kitchenware and serviceware companies for exports every year from 2011 through 2014, based on export sales amount. Although we are in the leading position in China among exporters of disposable serviceware, compared with the international leading enterprises, we are still in the stage of growing our strength and power.

We also have included in Competitive Position section a thorough discussion of our Chinese competitors which are exporters of disposable serviceware. The new disclosure may be found on page 56 and reads as follows:

Our primary competitors are the following companies. We have set forth our assessment of our companies’ relative strengths and challenges. This table represents our belief about our competitive position and is based on our observations, rather than objective data except the ranking. The ranking is provided by the China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts regarding China’s plastic kitchenware and serviceware companies for exports. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position. Moreover, the below statements of industry are based on our current knowledge in our industry; to the extent there are developments we have not learned about (for instance, if a competitor has licensing agreements with a founder, rather than obtaining a patent in its own name or if a competitor is in the midst of building an overseas manufacturing facility that has not yet been announced), the below information may be incomplete.

	Taizhou Fuling	Ningbo Homelink Plastic Product Manufacture Co., Ltd.	Baohao Plastic & Hardware Production (Jiangmen) Co Ltd	Jiaxing Zhongli Plastic Co., Ltd.
Ranking	2012: No. 1 2013: No. 2 2014: No. 3	2012: No. 2 2013: No. 1 2014: No. 1	2012: No. 5 2013: No. 3 2014: No. 2	2012: No. 3 2013: No. 5 2014: No. 7
Products	Disposable plastics serviceware including cutlery, cups, containers, straws, etc. (advantage)	Disposable plastics serviceware including cutlery, cups, plates, straws, etc. (advantage)	Plastic and hardware household articles and gifts; relatively routine and traditional (disadvantage)	Disposable plastic serviceware; relatively routine and traditional (disadvantage)
Overseas sales and marketing network	Covers U.S.; three U.S. subsidiaries; four warehouses in U.S. and two warehouses in Canada (advantage)	One sales office in U.S. (opportunity)	No (disadvantage)	No (disadvantage)

Jay Ingram, Legal Branch Chief

June 18, 2015

Overseas manufacturing factory	The only one among listed competitors to build overseas manufacturing factory (advantage)	No (disadvantage)	No (disadvantage)	No (disadvantage)
Patents	29 patents (advantage)	51 patents (advantage)	No patent found in China State Intellectual Property Office search system (disadvantage)	No patent found in China State Intellectual Property Office search system (disadvantage)
R&D	The only Academician Expert Workstation among competitors; R&D center is rated as Zhejiang High-Tech Enterprise R&D Center (advantage)	No Academician Expert Workstation (disadvantage)	No Academician Expert Workstation (disadvantage)	No Academician Expert Workstation (disadvantage)
Transportation cost

1, Currently factories in Wenqiao, Songmen and Sanmen are 249 km, 279 km, and 181 km, respectively, away from Ningbo port (disadvantage);

2, Factory to be built in Eastern New District in Wenling is 5 km away from Wenling Longmen port (advantage);

3, Products manufactured in Allentown are directly delivered to customers in U.S. (advantage)

		55.8 km away from Ningbo port (advantage)	95.3 km away from Nansha port (advantage)	118.4 km away from Shanghai port and 40 km away from Jiaxing port (advantage)
Customers	Dealers, QSRs, retailers, manufacturers (advantage)	Dealers, retailers (disadvantage)	Dealers, retailers (disadvantage)	Dealers, retailers (disadvantage)

Jay Ingram, Legal Branch Chief

June 18, 2015

Supporting workshop	Mold workshop, modified polymer material workshop and packaging material workshop (advantage)	Mold workshop (disadvantage)	Mold workshop (disadvantage)	Mold workshop (disadvantage)
Product specification standard	Participate in initiating and drafting the national standard General Requirement Of Plastic Disposable Tableware	No participation (disadvantage)	No participation (disadvantage)	No participation (disadvantage)

Industry and Market Background, page 3

5.	Please clarify what you mean by the terms “overseas dealers,” “importers,” and “overseas manufacturers.”

We acknowledge the comment and have revised the Draft Registration Statement by combining “overseas dealers” and “importers” into “dealers.” We also have revised the name of each type throughout to avoid possible confusion. In addition, we have clarified the terms “overseas dealers” and “overseas manufacturers” as requested. The revised disclosure may be found on page 3 and read as follows:

Our company’s primary market is the United States, with approximately 92.87% of our products being sold in America in 2014. Our customers span four main groups:

Type of Customer	Geographic Region	Sales % in 2014	Sales % in 2013
Dealers(1)	USA, Europe, Central and South America, Australia, Middle East, Canada	54%	58%
QSRs	USA	33%	33%
Retailers(2)	USA, Australia	6%	7%
Manufacturers(3)	USA	7%	2%
Total		100%	100%

(1)	Wholesalers of foodservice disposable industry buy our products and sell to other businesses. Our dealers include Imperial Bag & Paper Co., LLC and Fasho International, LLC.
(2)	Retailers sell our products directly to individuals for profit. They do not include QSRs, which typically include our products as a part of the food items they sell and do not sell our products separately.
(3)	OEMs resell our products under their own name and branding.

In addition, we have revised our chart of methods of competition accordingly. The revised disclosure may be found on page 56 and reads as follows:

Type of Customer	Quality	Delivery	R&D	Service	Price
Dealers	**	***	***	****	****
QSRs	***	****	*	****	**
Retailers	***	****	***	***	***
Manufacturers	****	**	**	**	***

Jay Ingram, Legal Branch Chief

June 18, 2015

Our Challenges and Risks, page 5

6.	You do not provide a substantive discussion of the risks and uncertainties that are attendant to your Opportunity and Strategy section on page 4. Moreover, your discussion here of the risks that your company faces is limited to only three risk factors. Please revise your summary to ensure that it is a balanced presentation of your company and the risks it faces, rather than a discussion of only your competitive strengths and your expectations.

We acknowledge the comment and have revised the Draft Registration Statement as requested to provide a substantive discussion of the risks and uncertainties that are attendant to our Opportunity and Strategy section.

The new disclosure of the risks and uncertainties that are attendant to “Decrease Costs” may be found on page 4 and reads as follows:

Risks: Our expansion into America may not be successful in decreasing our costs as anticipated. To the extent lower cost manufacturers develop abroad, they could compete with us on price, notwithstanding our reduction by moving to the United States. Moreover, if we are unable to automate our processes as much as we expect, the reduction in costs may be lower than projected.

The new disclosure of the risks and uncertainties that are attendant to “Grow Packaging Segment” may be found on page 5 and reads as follows:

Risks: Our plan to grow our packaging segment may fail, because we are competing in a segment with strongly established companies in the U.S., and we are competing in a new market with products of different materials instead of only plastic. For example, the packaging segment makes use of paper and foil products, while plastic dominates the serviceware segment. Even if we are able to produce high-quality plastic packaging products, customers may prefer to use products made from other materials.

The new disclosure of the risks and uncertainties that are attendant to “Develop Environmentally-Friendly Solutions” may be found on page 5 and reads as follows:

Risks: These environmentally-friendly solutions may not bring us the advantage we anticipate. First of all, there is uncertainty that our customers will appreciate the value of our environmental-friendly solutions and be willing to pay a premium for, or otherwise favor purchase of, such environmentally-friendly products. Second, our competitors may have more advanced environmentally-friendly solutions than we develop. In such case, we could find we have less of an advantage than anticipated.

In addition, we have revised the discussion under “Our Challenges and Risks” to provide bullet points highlighting such risks and add more risks to balance out our competitive strengths and our expectations. The revised disclosure may be found at page 6 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

•	Risk regarding our ability to use offering proceeds. Under PRC laws and regulations, we are permitted to use the proceeds from this offering to fund our PRC subsidiaries only through parent/subsidiary loans or capital contributions, subject to applicable government registration and approval requirements. We intend to initiate this process immediately upon completion of this offering. We currently anticipate using approximately two-thirds of the gross proceeds from this offering to increase the registered capital of Taizhou Fuling (after which time Taizhou Fuling may apply such funds to the purposes described in “Use of Proceeds”). The increase in registered capital will require prior approval from (i) China’s Ministry of Commerce (“MOFCOM”) to increase Taizhou Fuling’s registered capital, (ii) China’s State Administration for Industry and Commerce (“SAIC”) to alter Taizhou Fuling’s business certificate to reflect the increase in registered capital and (iii) China’s State Administration of Foreign Exchange (“SAFE”) to allow Taizhou Fuling’s Chinese bank to convert U.S. dollars into Chinese Renminbi (“RMB”) in order to fund such increased registered capital, or each of the foregoing agencies’ respective local counterparts. This approval process typically takes 30 to 90 days in total, and sometimes longer, from the time MOFCOM or its local branches receive all the required application documents to begin the process. The remaining approximately one-third of such gross proceeds will be used for general corporate purposes, including expenses related to this offering. We plan to remit money to China using the capital contribution method. The approval from MOFCOM is the key approval in the capital contribution process, and we believe all other approvals are ministerial if MOFCOM approves such increase in registered capital. We have not yet initiated this process but intend to start the process immediately upon completion of the offering. We do not foresee any problem receiving necessary government approvals for a capital contribution; however, if our application is rejected, we would remit money to China through a parent/subsidiary loan instead. If we were to provide funding to Taizhou Fuling through parent/subsidiary loans, the total amount of such parent/subsidiary loans may not exceed the difference between Taizhou Fuling’s total investment amount as approved by the foreign investment authorities and Taizhou Fuling’s registered capital. Such parent/subsidiary loans must also be registered with the SAFE, which registration usually takes no more than 20 working days after application to complete. The cost for obtaining such approvals and completing such registration is minimal. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make parent/subsidiary loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

•	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

•	Shareholder enforcement risk. Since most of our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, directors and executive officers located in China.

•	Reputation risk. If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

•	Low barrier to entry. We believe the barrier to entry in our industry is relatively low. Although we believe we distinguish our company from competitors on the basis of quality, technology and service, to the extent our customer base focuses heavily on price, many of our competitors can provide products at relatively low prices, affecting our profit margins as we seek to compete with them.

•	Expansion risk. We have devoted significant resources to our decision to build a manufacturing and warehousing facility in the United States and commence operations in Allentown, Pennsylvania. While this decision will offer new opportunities to our company, it also is a new venture and has only recently begun to operate and exposes us to increases in labor costs. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

•	Significantly larger U.S. competitors. The three largest U.S. suppliers of foodservice disposables account for a significant percentage of the industry. Our industry consists of a small number of competitors, with approximately 50% of our market controlled by the top 10 companies in the industry and three companies holding almost 30% of the U.S. market share. Under such circumstances, we may be unable to compete effectively against such larger, better-capitalized companies, which have well-established, long-term relationships with the large customers we serve and seek to serve.

Jay Ingram, Legal Branch Chief

June 18, 2015

•	Reliance risk. We are subject to risks related to our dependence on the strength of restaurant, retail and commercial sectors of the economy in various parts of the world.

•	Limits to increase efficiency. Our plans to continue to improve productivity and reduce costs may not be successful, which would adversely affect our ability to compete.

Risk Factors, page 11

If we fail to protect our intellectual property rights, it could harm our business and competitive … page 12

7.	Please discuss the enforceability of your Chinese patents and registered marks in other jurisdictions.

We acknowledge the comment and have added a risk factor to discuss the enforceability of our Chinese patents and registered marks in other jurisdictions as requested. The added risk factor may be found at page 12 and reads as follows:

Our Chinese patents and registered marks may not be protected outside of China due to territorial limitations on enforceability.

In general, patent and trademark rights have territorial limitations in law and are valid only within the countries in which they are registered.

At present, Chinese enterprises may register their trademarks overseas through two methods. One is to file an application for trademark registration in each single country or region in which protection is desired, while the other is to apply via the Madrid system for international trademark registration. By the second way, under the provisions of the Madrid Agreement concerning the International Registration of Marks (the “Madrid Agreement”) or the Protocol Relating to the Madrid Agreement concerning the International Registration of Marks (the “Madrid Protocol”), applicants may designate their marks in one or more member countries via the Madrid system for international registration.

As of the date of the filing, we have registered one trademark (™) at the International Bureau of the World Intellectual Property Organization (“WIPO”) under the Madrid Agreement and Protocol. We have also applied for territorial extension by designating 15 member countries through WIPO. Currently the registration for this trademark is valid in 13 foreign member countries, including the U.S. For more details, please see the disclosure of our trademarks on page 60.

Similar with trademarks, Chinese enterprises may also register their patents overseas through two methods. One is to file an application for patent registration in each single country or region, and the other is to file international application with the China Intellectual Property Office or the International Bureau of World Intellectual Property Organization under the Patent Cooperation Treaty. However, such international application may relate to invention or utility model patents, but does not include industrial design patents.

As of the date of the filing, we have registered one design patent at the United States Patent and Trademark Office. This registration is only valid in the U.S. For more details, please see the disclosure of our patents on page 59.

Currently, most of our patents and trademarks are registered in China. If we do not register them in other jurisdictions, they may not be protected outside of China. As a result, our business and competitive position could be harmed.

In addition, we have updated our disclosures of patents and registered marks accordingly.

The updated chart of patents may be found on page 59 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

Our Patents

We rely on our technology patents to protect our business interests and ensure our position as a pioneering manufacturer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by, the revocation, termination, or expiration of, or infringement upon, any specific single patent. We currently hold the following issued patents:

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority
Improvement to water barrel	ZL 2007 2 0109209.7	Utility model	2007.05.11	2008.02.20	2017.05.10	China State Intellectual Property Office
Particulate filtering drinking straw	ZL 2007 2 0107560.2	Utility model	2007.03.27	2008.02.20	2017.03.26	China State Intellectual Property Office
Straw with a fork	ZL 2007 2 0110304.9	Utility model	2007.06.06	2008.04.30	2017.06.05	China State Intellectual Property Office
Food and beverage heater for automobiles	ZL 2007 2 0109842.6	Utility model	2007.05.25	2008.04.30	2017.05.24	China State Intellectual Property Office
Straw with a spoon	ZL 2007 2 0111006.1	Utility model	2007.07.07	2008.07.02	2017.07.06	China State Intellectual Property Office
Brewing device	ZL 2008 2 0164651.4	Utility model	2008.09.11	2009.08.12	2018.09.10	China State Intellectual Property Office
Food grade polypropylene composite material and preparation and uses	ZL 2010 1 0116076.2	Patent	2010.03.02	2013.06.05	2030.03.01	China State Intellectual Property Office
Two section straw packaging and transmission system	ZL 2007 1 0156428.5	Patent	2007.10.26	2010.12.15	2027.10.25	China State Intellectual Property Office
Split-type goblets	ZL 2010 2 0684010.9	Utility model	2010.12.28	2011.08.03	2020.12.27	China State Intellectual Property Office
Plates	ZL 2010 3 0701465.2	Design	2010.12.29	2011.08.03	2020.12.28	China State Intellectual Property Office
Cup with curled rim	ZL 2011 2 0049179.1	Utility model	2011.02.26	2011.08.24	2021.02.25	China State Intellectual Property Office
Spork	ZL 2010 2 0685416.9	Utility model	2010.12.28	2011.09.07	2020.12.27	China State Intellectual Property Office
Multipurpose fork	ZL 2010 2 0685497.2	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office
Anti-counterfeit bags	ZL 2011 2 0049491.0	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office

Jay Ingram, Legal Branch Chief

June 18, 2015

Combined serviceware package	ZL 2010 2 0684440.0	Utility model	2010.12.28	2011.11.09	2020.12.27	China State Intellectual Property Office
Hollow-handle cutlery	ZL 2010 2 0684221.2	Utility model	2010.12.28	2011.11.30	2020.12.27	China State Intellectual Property Office
Serviceware kit (toughened)	ZL 2011 3 0402067.5	Design	2011.11.07	2012.05.16	2021.11.06	China State Intellectual Property Office
Ice cream cup	ZL 2011 2 0561621.9	Utility model	2011.12.29	2012.10.03	2021.12.28	China State Intellectual Property Office
Cover/lid	ZL 2012 3 0240031.6	Design	2012.06.11	2012.10.31	2022.06.10	China State Intellectual Property Office
Cover remover	ZL 2012 2 0285999.5	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office
Packaging barrel	ZL 2012 2 0288697.3	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office
Bowls	ZL 2012 3 0542829.6	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office
Plates (honeycomb design)	ZL 2012 3 0543240.8	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office
Cutlery with removable structure	ZL 2012 2 0591687.7	Utility model	2012.11.09	2013.05.01	2022.11.08	China State Intellectual Property Office
Bowl for noodles	ZL 2010 3 0701464.8	Design	2010.12.29	2011.06.08	2020.12.28	China State Intellectual Property Office
Combined fork and cutlery	ZL 2010 2 0683337.4	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office
Multipurpose clip	ZL 2011 2 0048688.2	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office
Water dispenser bucket with handle	ZL2011 2 0219976.X	Utility model	2011.06.27	2012.01.25	2021.06.26	China State Intellectual Property Office
Cup	US D724,426 S	Design	2014.07.24	2015.03.17	2029.3.17	United States Patent and Trademark Office

The updated disclosure of registered marks may be found on page 60 and reads as follows:

Our Trademarks

In addition to our patents, we also rely on trademarks and service marks to protect our intellectual property and branding. Below is a list of our registered marks.

Jay Ingram, Legal Branch Chief

June 18, 2015

Mark	Owner	Classification Number(1)	Registration Date	Expiration Date	Authority

	Taizhou Fuling Taizhou Fuling	8 - #4712944 21 - #4712943	2008.3.28 2008.12.28	2018.3.27 2018.12.27	China State Administration for Industry and Commerce

	Taizhou Fuling Taizhou Fuling	8 - #4712945 21 - #4712946	2008.3.28 2008.12.28	2018.3.27 2018.12.27	China State Administration for Industry and Commerce
	Taizhou Fuling	21 - #1032903(2)	2009.11.16	2019.11.16	Intellectual Office Property Register

	Taizhou Fuling Taizhou Fuling	8 - #11235808 21 - #11235777	2013.12.14 2013.12.14	2023.12.13 2023.12.13	China State Administration for Industry and Commerce

	Taizhou Fuling	21 - #8441442	2011.7.14	2021.7.13	China State Administration for Industry and Commerce

	Taizhou Fuling	21 - #11235865	2013.12.14	2023.12.13	China State Administration for Industry and Commerce

	Taizhou Fuling	8 - #11236889	2013.12.14	2023.12.13	China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8 - #9966708 21 - #9966694	2012.11.21 2013.3.7	2022.11.20 2023.3.6	China State Administration for Industry and Commerce

Jay Ingram, Legal Branch Chief

June 18, 2015

Great Plastics	8 - #9966716	2012.11.21	2022.11.20	China State Administration for Industry and Commerce

Great Plastics Great Plastics	8-# 12489484 21-# 12489468	2014.9.28 2014.9.28	2024.9.27 2024.9.27	China State Administration for Industry and Commerce

Fuling USA	8 - #4291028	2013.2.19	—(3)	United States Patent and Trademark Office

(1)	Classification 8 products consist of serviceware (knife, fork and spoon); knife and fork set serviceware; steel knives; chopping knives; ice hammers; spoons; wine ladles; long handle spoons and tongs for sugar cubes. Classification 21 products consist of non-precious metal serviceware (except knives, forks and spoons); enamel and plastic ware for everyday use (including basins, bowls, plates, kettles and cups); ice cream sticks; lunch boxes; utensils for household uses; covers for dishes; paper or plastic cups; ice creams spoons; non-precious serviceware and picnic baskets (including plates and dishes).

(2)	Basing on #4712946 registration in China, we have registered the trademark at the International Bureau of the World Intellectual Property Organization (WIPO) under the Madrid Agreement and Protocol. Please see the details after this chart.

(3)	The registration is valid as long as Fuling USA timely files all post registration maintenance documents.

Based on #4712946 registration in China as a basic registration, we have registered the trademark at WIPO on November 16, 2009. The corresponding international registration number is 1032903. The expected expiration date of the registration/renewal is November 16, 2019. The corresponding international registration number is 1032903. The goods and services covered are classification 21: Tableware (other than knives, forks and spoons) not of precious metal; enamel and plastic ware for everyday use, including basins, bowls, plates, kettles, and cups; sticks for ice sucker [TERMS CONSIDERED INCOMPREHENSIBLE BY THE INTERNATIONAL BUREAU (RULE (13 (2) (B)) OF THE COMMON REGULATIONS)]; lunch boxes; utensils for household purposes, not of precious metal; covers for dishes; cups of paper or plastic; spoon for ice cream; services (tableware), not of precious metal; fitted picnic baskets (including dishes).

We made following designations to apply for territorial extension to 15 countries through WIPO for this trademark: (1) designations under the Madrid Protocol: Australia, Denmark, Finland, Greece, Japan, Norway, Republic of Korea, Singapore, Sweden, United Kingdom, United States of America; (2) designations under the Madrid Protocol by virtue of Article 9: Egypt, France, Germany, Italy. Currently the international registration for this trademark is valid in 13 foreign member countries, including the U.S. The expected expiration date of the registration/renewal is November 16, 2019, as same as the international registration. The details of the protection are as below:

Jay Ingram, Legal Branch Chief

June 18, 2015

Country	Trademark Protection Coverage/Status
United States of America	Tableware, other than knives, forks and spoons, not of precious metal, namely, sugar bowls, salt shakers, salad bowls; enamel and plastic ware for everyday use, namely, basins, bowls, plates, kettles, and cups; lunch boxes; utensils for household purposes, not of precious metal, namely, pot and pan scrapers, rolling pins, spatulas, turners, whisks; covers for dishes; cups of paper or plastic; serving spoon for ice cream; tableware, namely, tea services, coffee services, not of precious metal; fitted picnic baskets including dishes
Australia	Tableware (other than knives, forks and spoons) not of precious metal; enamel and plastic ware for everyday use, including basins, bowls, plates, kettles, and cups; lunch boxes; utensils for household purposes, not of precious metal; covers for dishes; cups of paper or plastic; spoon for ice cream; services (tableware), not of precious metal; fitted picnic baskets (including dishes)
Germany	Tableware (other than knives, forks and spoons) not of precious metal; enamel and plastic ware for everyday use, including basins, bowls, plates, kettles, and cups; lunch boxes; utensils for household purposes, not of precious metal; covers for dishes; cups of paper or plastic; spoon for ice cream; services (tableware), not of precious metal; fitted picnic baskets (including dishes)
Denmark	Tableware (other than knives, forks and spoons) not of precious metal; enamel and plastic ware for everyday use, including basins, bowls, plates, kettles, and cups; lunch boxes; utensils for household purposes, not of precious metal; covers for dishes; cups of paper or plastic; spoon for ice cream; services (tableware), not of precious metal; fitted picnic baskets (including dishes)
Egypt	Protected because the refusal period has expired and no notification of provisional refusal has been recorded (application of Rule 5 preserved)
Finland	Protected because no opposition was filed during the 18 months opposition period
France	Grant of protection
United Kingdom	Tableware (other than knives, forks and spoons) not of precious metal; enamel and plastic ware for everyday use, including basins, bowls, plates, kettles, and cups; sticks for ice sucker; lunch boxes; utensils for household purposes, not of precious metal; covers for dishes; cups of paper or plastic; spoon for ice cream; services (tableware), not of precious metal; fitted picnic baskets (including dishes)
Greece	Protected because no opposition was filed during the 18 months opposition period
Italy	Protected because the refusal period has expired and no notification of provisional refusal has been recorded (application of Rule 5 preserved)
Japan	Refusal of protection
Republic of Korea	Refusal of protection
Norway	Grant of protection
Sweden	Grant of protection
Singapore	Tableware (other than knives, forks and spoons) not of precious metal; enamel and plastic ware for everyday use, including basins, bowls, plates, kettles, and cups; lunch boxes; utensils for household purposes, not of precious metal; covers for dishes; cups of paper or plastic; spoon for ice cream; services (tableware), not of precious metal; fitted picnic baskets (including dishes)

Jay Ingram, Legal Branch Chief

June 18, 2015

Outstanding bank loans may reduce our available funds, page 12

8.	You state here that all of your land and property serves as collateral for your debt arrangements. We note that all of your debt arrangements are with creditors in China. Please advise whether the collateral for your debt includes your assets outside of China, and please reconcile this statement with your disclosure on page 67 to the effect that only some of your real property and fixed assets are collateral for your secured loans.

We acknowledge the comment and respectfully advise the Staff that our assets outside of China, including our Allentown assets, are not used as collateral. We have revised the Draft Registration Statement accordingly. The revised disclosure may be found at page 12 and reads as follows:

The loans are held at multiple banks and are secured by some of our land and property in China as the collateral for the debt. Our assets outside of China, including our Allentown assets, have not been used as collateral for the foregoing loans.

Risks Related to Doing Business in China, page 15

9.	We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to including risk factor and regulations discussions, as necessary, to address the potential impact of the draft law.

We acknowledge the comment and have revised the Draft Registration Statement by adding risk factor and regulations discussions accordingly.

The new risk factor regarding the potential impact of the draft law may be found on page 21 and reads as follows:

China’s proposed foreign investment law may impose new burdens on our company.

On January 19, 2015, MOFCOM released the draft Foreign Investment Law for public comment (the “Draft FI Law”). The Draft FI Law proposed fundamental changes to the existing foreign investment legal regime in China. If implemented in its current status, the Draft FI Law, once effective, will require Taizhou Fuling to submit an annual report to the foreign investment authority. The information required by the annual report may be extensive and burdensome, such as the foreign invested company’s main products, import and export, employment, financial status, transactions with our affiliates and material disputes. If we fail to make such reporting timely or if there is any concealment in such reporting, we may be subject to fines or other regulatory sanctions.

The new disclosure in the regulations discussions regarding the potential impact of the draft law may be found on page 61 and reads as follows:

Draft Foreign Investment Law

On January 19, 2015, MOFCOM released the draft Foreign Investment Law for public comments (the “Draft FI Law”). The Draft FI Law proposed fundamental changes to the existing foreign investment legal regime in China. Currently China maintains a restrictive foreign investment regime, under which all foreign investments are subject to various government approvals, such as the approval of the foreign investment authority (i.e., MOFCOM or its local branches) or industry-specific approvals from relevant regulators, e.g. food and drug administration. The Draft FI Law introduces the principle of “national treatment” to foreign investors during the market-entry phase, by removing the foreign investment approval process. The Draft FI Law employs a “negative list” approach in which, unless a foreign investment falls within the “negative list”, foreign investors may invest in China on the same terms as Chinese domestic investors, without being subject to additional approvals or industry-specific restrictions.

Jay Ingram, Legal Branch Chief

June 18, 2015

The Draft FI Law allows the existing foreign investment companies to continue operating under their prior approvals (e.g. business scope, term of operation). However, they should review their existing corporate forms for any non-compliance and, within a three-year transition period, convert their corporate forms into corporations or partnerships under the PRC Company Law or relevant regulations.

The Draft Law provides for a new reporting regime under which foreign investors and foreign invested enterprises shall disclose relevant information on a regular basis. The reporting is to be made through the foreign investment information reporting system to be established by the foreign investment authority. The Draft FI Law, once effective, will require Taizhou Fuling to submit an annual report to the foreign investment authority. The information required by the annual report seems extensive and burdensome, such as the foreign invested company’s main products, import and export, employment, financial status, transactions with our affiliates and material disputes. If we fail to make such reporting timely or if there is any concealment in such reporting, we may be subject to fines or other regulatory sanctions.

The Draft FI Law may be subject to amendments which may substantially change its stipulations. In addition, it may take many years for the Draft FI Law to become effective.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China … page 16

10.	Please clarify why the EIT Law and its implementing regulations are “relatively new” and why “ambiguities exist” in light of the fact that the EIT Law has been in place for nine years and its implementing regulations were issued six, four and one years ago.

We acknowledge the comment and have revised the Draft Registration Statement by removing following sentence from Page 16 of the previous Draft Registration Statement: “The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes.”

Governmental control of currency conversion may affect the value of your investment, page 18

11.	You state that you purchase raw materials primarily in U.S. dollars. We note that your main suppliers are based in China or based in Hong Kong with Chinese operating subsidiaries. Please advise.

We acknowledge the comment and have revised the Draft Registration Statement as requested to clarify that although our main suppliers are based in China or based in Hong Kong with Chinese operating subsidiaries, some of them provide quotation in U.S. dollars. The new disclosure may be found on page 18 and reads as follows:

Although our main suppliers are based in China or based in Hong Kong with Chinese operating subsidiaries, some of them provide quotations in U.S. dollars. We choose quotations based on price competitiveness. In the past, U.S. dollars quotations were more competitive so we purchase almost all of our raw materials in U.S. dollars. However, recently several RMB quotations were more competitive and we accepted them and paid in RMB.

PRC regulations relating to the establishment of offshore special purpose companies by PRC …page 20

12.	You state that Ms. Jiang has completed her SAFE Circular 37 registration. Please disclose whether your other shareholders have also done so.

We acknowledge the comment and have revised the Draft Registration Statement as requested to clarify that the other shareholders have applied but not yet completed, such registration. The new disclosure may be found on page 20 and reads as follows:

Ms. Jiang has completed her SAFE Circular 37 registration. Ms. Sujuan Zhu, Mr. Qian Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang have applied to SAFE’s local branch in Taizhou for registration, but we cannot provide any assurances that such registration will be completed in a timely manner. Moreover, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements.

Jay Ingram, Legal Branch Chief

June 18, 2015

As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Risks Related to Our Corporate Structure and Operation, page 21

13.	We note that you intend to list on the NASDAQ Capital market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, please include a risk factor that discloses this reliance and describes the corporate governance matters affected.

We confirm that, while we qualify for such treatment, we do not currently intend to avail ourselves of this treatment. We have, nevertheless, incorporated disclosure of the potential effect of such an election in the future. The new disclosure may be found on page 22 and read as follows:

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer's directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. While we do not currently intend to follow home country practice in lieu of the above requirements, we could decide in the future to follow home country practice. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution. The remainder of this risk factor, therefore, discusses risks to shareholders in the event the Board of Directors were to depart from some of such Nasdaq requirements and instead follow home country practices.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and Cayman Islands law, see “Description of Share Capital—Differences in Corporate Law”.

Jay Ingram, Legal Branch Chief

June 18, 2015

Our directors’ and executive officers’ other business activities may pose conflicts of interest, page 22

14.	Please clarify what business Wenling Fuling Plastic Products Co. Ltd. is involved in.

We acknowledge the comment and have revised the Draft Registration Statement as requested to clarify that Wenling Fulin Plastic Products Co. Ltd. is a holding company with investment in a local bank and as a restaurant landlord. The revised disclosure may be found on page 22 and reads as follows:

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chief Operating Officer and Chair, Guilan Jiang, owns 95% of Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”) and 50% of Wenling Fulin Plastic Products Co. Ltd. Ms. Jiang’s husband and our Chief Executive Officer, Xinfu Hu, is the legal representative of Special Plastics. While both companies are engaged or were previously engaged in the plastics industry and, as a result, may have competitive overlap with our company, we do not believe they currently compete with our company. Special Plastics is engaged in testing and inspection. Wenling Fulin Plastic Products Co. Ltd. is a holding company with no investment in any competing business with us, although it has investment in a local commercial bank and leases its land to a restaurant. While the company was previously in our industry, this privately held company’s operations, but not the name, have changed. Notwithstanding the foregoing, if either company were to begin to operate within our industry, we might find a conflict of interest.

An insufficient amount of insurance could expose us to significant costs and business disruption, page 22

15.	Please provide a more thorough discussion of the scope of coverage of your insurance so that it is apparent what the extent of the risk you describe here is.

We acknowledge the comment and have revised the Draft Registration Statement as requested to provide in the Business section a thorough discussion of the scope of coverage of our insurance to indicate the extent of the risk we describe. In addition, we have revised this risk factor accordingly.

The revised risk factor may be found on page 22 and reads as follows:

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including export transportation, product liability and account receivable insurance, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, we do not have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. For the scope of coverage of our insurance, please see “Business – Our Insurance Coverage”.

The new disclosure regarding the scope of coverage of our insurance may be found on page 48 and reads as follows:

Our Insurance Coverage

The following chart shows our current insurance coverage:

Insured	Insurance Type	Insurance Subject	Insured Amount	Period
Taizhou Fuling	Property insurance	Inventory	RMB 13,079,920.83	July 16, 2014 –July 15, 2015
		Fixed assets	RMB 11,081,298.15
Taizhou Fuling	Cargo Export Transportation Insurance	Plastic Kitchen Ware	Determined by CIF (Cost Insurance and Freight) / DDP (Delivery Duty Paid) of cargo; expected to be RMB 200,000,000 per year	March 1, 2015 -March 1, 2016

Jay Ingram, Legal Branch Chief

June 18, 2015

Taizhou Fuling and/or its Wenling branch	Products/completed operations liability and designated vendors’ liability	Plastic cutlery (including plastic knife/fork/spoon) manufactured by the Named Insured and distributed through designated vendor(s) in Australia/New Zealand	USD 8,797,000	March 1, 2015 - March 1, 2016
General Distributors Limited (as additional insured)
Great Plastics	Cargo Export Transportation Insurance	Plastic Kitchen Ware	Determined by CIF (Cost Insurance and Freight) / DDP (Delivery Duty Paid) of cargo; expected to be RMB 100,000,000 per year	April 1, 2015 - April 1, 2016
Direct Link	Property	Business income and extra expense	12 months actual loss sustained	March 15, 2015 –March 15, 2016
		Business income and extra expense – dependent properties	$10,000
		Employee dishonesty	$25,000
		Forgery and alteration	$25,000
	Liability	Liability and medical expense limit – each occurrence	$1,000,000
		Medical expense limit- per person	$10,000
		Personal and advertising injury	$1,000,000
		Products/completed operations aggregate	$2,000,000
		General aggregate	$2,000,000
		Damage to premises rented to you	$300,000
	Property (Containers, paper and disposable plastic	Accounts Receivable	$25,000
		Business Personal Property	$15,918
		Electronic Data Processing	$50,000
		Equipment Breakdown	$15,918
		Fine Arts	$25,000
		Ordinance or Law - Demolition Cost, Increased Cost of Construction	$25,000
		Seasonal Increase: 25%
		Sewer or Drain Back Up	$25,000
		Valuable Papers & Records	$25,000

Jay Ingram, Legal Branch Chief

June 18, 2015

Direct Link	Umbrella	Each Occurrence Limit	$1,000,000	March 15, 2015 –March 15, 2016
		General Aggregate Limit	$2,000,000
		Products/Completed Operations Aggregate Limit	$2,000,000
		Personal and Advertising Injury Liability Limit	$1,000,000
Fuling USA	Property	Content	$20,000	August 6, 2014 – August 6, 2015
	Liability	General Aggregate	$2,000,000
		Products & completed operations aggregate	$2,000,000
		Personal & advertising injury	$1,000,000
		Each occurrence	$1,000,000
		Damage to rented premises	$100,000
		Medical expense	$5,000
Fuling USA	Umbrella	General Aggregate	$9,000,000	August 6, 2014 – August 6, 2015
		Each occurrence	$9,000,000
		Self insured retention	$10,000

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares, page 22

16.	Please revise to include a risk factor addressing the fact that Taizhou Fuling will expire on October 27, 2017.

We acknowledge the comment and have revised Draft Registration Statement as requested to include a risk factor. The revised risk factor may be found on page 26 and reads as follows:

One of our subsidiaries will terminate on October 27, 2017 unless we renew its term of business.

The term of business of our subsidiary, Taizhou Fuling, is scheduled to expire on October 27, 2017. We are required to renew this term of business on or before its expiration or the entity will terminate. We are able to extend the business terms of the subsidiary for successive periods of 20 years each.

In the event we failed to extend the term of business for the subsidiary, Taizhou Fuling shall start liquidation procedure leading to its dissolution.

17.	Please include risk factors discussing the facts that your board of directors may decline to register a transfer of ordinary shares and that shareholders will not be able to present proposals before general meetings or extraordinary general meetings not called by such shareholders.

We acknowledge the comment and have revised the Draft Registration Statement as requested. The new disclosures may be found on page 26 and read as follows:

Our board of directors may decline to register transfers of ordinary shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

Jay Ingram, Legal Branch Chief

June 18, 2015

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 20% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

The requirements of being a public company may strain our resources and divert management’s attention, page 23

18.	Please remove the statement that you will be required to file quarterly reports under the Exchange Act. As a foreign private issuer, you are not required to do so.

We acknowledge the comment and have revised the Draft Registration Statement as requested. The revised disclosure may be found on page 23 and reads as follows:

The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements.

We have broad discretion in the use of the net proceeds from our initial public offering and … page 24

19.	Your offering is being conducted on an all-or-none basis. Please revise to clarify how you may raise more money than that required for the purposes explained in the Use of Proceeds section. Please also describe here, and elsewhere as appropriate, what notice will be given to shareholders in the event that you determine that the proposed uses in the Use of Proceeds section are no longer in the best interests of the company.

We acknowledge the comment and have revised the Draft Registration Statement as requested to clarify that differences in the actual offering price per share compared to the assumed midpoint (on which the Use of Proceeds section is based) or an increase in the amount raised by filing an immediately effective post-effective amendment could result in a different amount of proceeds being raised than currently assumed. We have further clarified that the Company will advise shareholders as required in its annual reports on Form 20-F of any changes in application of funds and would file a current report on Form 6-K to the extent it determines such changes in application must be disclosed more quickly. The new disclosure may be found on page 24 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

If this offering prices above the assumed price per share or if we increase the aggregate offering size with an immediately effective post-effective amendment, we could raise more funds than currently assumed. To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. However, we will advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly.

Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may not spend or invest these proceeds in a way with which our shareholders agree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

You will experience immediate and substantial dilution, page 25

20.	Please revise, here or elsewhere, to discuss the risks associated with the fact that holders of 28.5% of your equity will not be subject to lock-up agreements.

We acknowledge the comment and have revised the Draft Registration Statement as requested by adding a risk factor to discuss the risks associated with the fact that holders of 28.5% of our equity will not be subject to lock-up agreements. The new disclosure may be found on page 25 and reads as follows:

A significant percentage of our pre-IPO shareholders will be able to sell their shares upon completion of this offering.

Holders of 28.5% of our outstanding shares prior to completion of this offering will not be subject to lock-up agreements. Our net tangible book value attributable to shareholders at        , 2015 was $       , or approximately $        per Ordinary Share outstanding as of        , 2015. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after        , 2015, will be approximately $        or $        per Ordinary Share. Because these shareholders have paid a lower price per share than participants in this offering, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the shares following completion of the offering, to the detriment of participants in this offering.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have… page 25

21.	Please revise to clarify why, based upon your business and circumstances, you may be treated as a PFIC.

We have revised the Draft Registration Statement to remove the referenced risk factor as the Company has determined that it is not a PFIC and, based on its increasingly significant U.S. operations, it is not likely to be treated as a PFIC.

Jay Ingram, Legal Branch Chief

June 18, 2015

Special Note Regarding Forward-Looking Statements, page 26

22.	Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

We acknowledge the comment and have revised the Draft Registration Statement as requested. The new disclosure may be found on page 27 and reads as follows:

We do not undertake to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations, other than required by the federal securities laws or other applicable laws.

Use of Proceeds, page 29

23.	You state that you will use 21.11% of your proceeds to develop your U.S. sales network. Please describe what this may entail, here or elsewhere as appropriate.

We acknowledge the comment and have revised the Draft Registration Statement by describing the development of our U.S. sales network. We also have revised the description of “Development of U.S. sales network” to “Operation of Allentown factory and development of U.S. sales network.” The new disclosure may be found on page 29 and reads as follows:

Description of Use	Amount ($ million)	Percentage of Net Proceeds
United States
Operation of Allentown factory and development of U.S. sales network	5.7	21.11%
Development of Allentown factory	3.3	12.22%

China
Purchase of land for new factory in Wenling	8.0	29.63%
Construction costs for Wenling Factory – Phase I	5.0	18.52%
Purchase of Equipment and Machinery – Phase I	4.0	14.82%
Research and Development – Process Automation	1.0	3.70%
Total	27.0	100%

Specifically, use of “Operation of Allentown factory and development of U.S. sales network” may entail:

Description of Use	Amount ($ million)
Working capital for operation in Allentown	4.5
Marketing and distributor relationship development	0.7
Sales employee recruiting and training	0.5
Total	5.7

Exchange Rate Information, page 31

24.	Please provide the exchange rate as of the latest practicable date. Please refer to Item 3.A.3.a of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement as requested. The revised disclosure may be found on page 30 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
November	6.1343	6.1412	6.1467	6.1319
December	6.1460	6.1353	6.1464	6.1217
2015	6.1206	6.1444	6.1732	6.1172
January	6.1598	6.1382	6.1599	6.1172
February	6.1602	6.1512	6.1732	6.1398
March	6.1206	6.1444	6.1646	6.1206
April	6.1001	6.1081	6.1197	6.1001
May	6.1065	6.1013	6.1098	6.0933
June (through June 18, 2015)	6.1114	6.1141	6.1210	6.1065

As of June 18, 2015, the exchange rate is RMB 6.1114 to $1.00.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Recent Trends, page 35

25.	This section appears to contain a summation of management’s strategy going forward rather than a discussion of observed trends that management expects to impact the company’s results of operations. Please either change the title of this heading or revise. Please also clearly state when you are expressing management’s beliefs, and please provide context for your statements as appropriate. For example, you state that companies that provide eco-friendly products can charge higher prices and thus achieve higher profit margins, but it is unclear how the increased costs of producing “eco-friendly” products as opposed to conventional products would negatively affect profit margins.

We acknowledge the comment and have revised the Draft Registration Statement by revising the Recent Trends section as requested. The new disclosure may be found on page 34 and reads as follows:

Industry Trends and Company Strategy

We have noted the existence of the following trends since the beginning of 2015, all of which are likely to affect our business to the extent they continue in the future. We are adopting strategies accordingly.

Industry operators will need to cater to environmental concerns in order to succeed

Business and consumer concerns over the environmental impact of plastic will gain importance as an industry trend over the next five years. Consumers will likely be more conscious of the environmental impact of paper and plastic products and look to purchase recycled and eco-friendly products. As a result, industry operators will need to cater to environmental concerns in order to succeed in the industry. For instance, according to Freedonia, McDonald’s reports that its corrugated clamshells contain at least 37 percent recycled content.

Our management believes companies that provide eco-friendly products can charge higher prices which usually offset more than the cost increase and thus achieve higher profit margins. On average, our eco-friendly products have 10% higher gross margin compared to our conventional products.

Jay Ingram, Legal Branch Chief

June 18, 2015

Innovation and cost cutting

The main material used to produce plastic products is plastic resin, a petroleum-based product. For this reason, fluctuations in global crude oil prices lead to changes in the input costs for plastic manufacturers. Crude oil prices are generally volatile. With competition being mostly price-based, market players need to improve technology and manufacturing processes to save cost. In addition, the environmental trend will encourage market players around the world to invest more in research and development.

We have consistently invested in R&D and new equipment and technology to increase our cost competitiveness. The following chart illustrates the effect:

	2012	2013	2014	Increase from 2012 to 2014
Average Worker Annual Salary	$5,090	$5,705	$6,326	21%
R&D Expense	$1,669,748	$2,128,923	$2,484,566	49%
Productivity Per Worker	$80,180	$107,980	$126,990	58%

Proximity to key markets is a major success factor

Although many degradable products are imported from Asia, due to rising manufacturing costs in China, some importers of degradable foodservice disposables are in the midst of establishing U.S. production operations. For example, Trellis Earth Products, an Oregon-based manufacturer of sustainable food service products, is shifting its manufacturing of its bioplastic-based disposables from China to a facility in Rochester, New York. The trend is based on the economic logic of producing or sourcing near the consumer.

The nature of some of our products (straws, cups and plates, specifically) necessitates operations to be fairly localized, as shipping costs tends to be significant for these products. It makes economic sense to manufacture those products at a location close to markets. In addition to reduced transportation costs and delivery time, this is also helpful for customer satisfaction since it allows manufacturers to respond to customer needs more quickly.

In 2014, we commenced construction of a manufacturing facility in Allentown, Pennsylvania, which will provide us a platform to manufacture drinking straws in the United States. The total investment for the project will be roughly $9.9 million.

Results of Operations, page 36

26.	You repeatedly state that fluctuations in crude oil prices impact your results of operations, but do not include any discussion of the effects of the sharp drop in crude oil prices in the past year. Please revise. Similarly, you state on page 12 that you rely on third-party manufacturers as a source for your products. Please disclose what portion of your products is produced by third-party manufacturers as well as the associated impact on your gross margins. Please refer to Item 5.A of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement as requested to discuss the effects of the sharp drop in crude oil prices in the past year. The new disclosure may be found on page 36 and reads as follows:

Polypropylene (“PP”), General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”) are the main raw materials that we use. The following chart shows their percentages of our total cost of raw materials in 2014 and 2013:

Raw Material	2014	2013
PP	51.31%	41.13%
GPPS	25.66%	34.21%
HIPS	2.26%	0.80%
Total	79.23%	76.14%

Jay Ingram, Legal Branch Chief

June 18, 2015

The following chart shows the monthly prices of PP, GPPS, HIPS and Brent oil (one kind of crude oil) from January 2014 to March 2015:

	PP ($/LB)	GPPS ($/LB)	HIPS ($/LB)	Brent Oil ($/barrel)
Jan-14	$0.960	$1.365	$1.475	$108.150
Feb-14	$0.950	$1.325	$1.435	$108.860
Mar-14	$0.935	$1.325	$1.435	$107.550
Apr-14	$0.925	$1.295	$1.405	$107.580
May-14	$0.920	$1.275	$1.385	$109.650
Jun-14	$0.890	$1.265	$1.375	$111.620
Jul-14	$0.890	$1.335	$1.445	$106.650
Aug-14	$0.940	$1.335	$1.445	$101.600
Sep-14	$0.940	$1.295	$1.405	$97.410
Oct-14	$0.980	$1.275	$1.385	$87.540
Nov-14	$0.930	$1.245	$1.355	$78.900
Dec-14	$0.835	$1.205	$1.315	$62.910
Jan-15	$0.730	$0.910	$1.010	$47.870
Feb-15	$0.740	$0.870	$0.970	$58.140
Mar-15	$0.725	$0.870	$0.970	$55.930
Decreased	24.48%	36.26%	34.24%	48.28%

The following diagrams show the trend of the prices:

Jay Ingram, Legal Branch Chief

June 18, 2015

The following chart shows the normalized and standardized prices:

We also have revised the Draft Registration Statement as requested to disclose the portion of our products produced by third-party manufacturers as well as the associated impact on our gross margin. The new disclosure may be found on page 36 and reads as follows:

The portions of our products produced by third-party manufacturers in the years ended December 31, 2014 and 2013 are both less than 1%. The associated impact on our gross margins is very limited considering the portion.

Jay Ingram, Legal Branch Chief

June 18, 2015

Interest expense, page 39

27.	Please revise to discuss the amount of outstanding principal in each of the periods that you discuss here, as well as the expenses associated with your bank notes payable.

We acknowledge the comment and have revised the Draft Registration Statement as requested to discuss the amount of outstanding principal in years ended December 31, 2014 and 2013, as well as the expenses associated with our bank notes payable. The new disclosure may be found on page 38 and reads as follows:

The bank loan balance as of December 31, 2014 and 2013 were $19.5 million and $20.1 million respectively. The average amounts of loan outstanding for 2014 and 2013 were $19.8 million and $17.5 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2014 was slightly higher than 2013 due to expansion of our business.

There is no interest expense but only bank fee charged to notes payable. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2014 and 2013, bank charges related to notes payable were $3,277 and $2,982, respectively.

28.	Please revise your disclosure to explain why you were able to obtain loans at lower interest rates in 2013 compared to 2014. For example, please clarify if it was due to general economic conditions in the PRC or to other factors not present in 2014, such as your guarantee of unrelated third party bank loans.

We acknowledge the comment and have revised the Draft Registration Statement as requested to explain the reasons we were able to obtain loans at lower interest rates in 2013 compared to 2014, which include general economic conditions in the PRC. The new disclosure may be found on page 38 and reads as follows:

The interest rates for our average outstanding loan in 2014 and 2013 were 5.67% and 5.00%, respectively. At the time of loan application, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. In 2014, we paid off some loans with interest rates lower than 5.00% and took on new loans with interest rate above 5.00% from various banks. As a result of the change in loan mix, the interest rate for our average outstanding loan in 2014 was higher than in 2013.

In addition, we note that the net interest expense (income) increased by $510,000, which includes an increase of interest expense of approximately $333,000 and decrease of interest income by $177,000. The revised disclosure may be found on page 38 and reads as follows:

Our net interest expense (income) increased by $510,000 from 2013 to 2014, which includes an increase of interest expense of approximately $333,000 and decrease of interest income by $177,000.

Other income (expense), page 39

29.	Please revise your disclosure to explain why you previously guaranteed unrelated third party bank loans. We note your disclosure that you have “no intention to enter any third party guarantee arrangement in the future”; however, please clarify if there could be circumstances in which you may be required to provide such guarantees notwithstanding your current intent.

We acknowledge the comment and have revised the Draft Registration Statement as requested to explain the reason that we previously guaranteed unrelated third party bank loans. In addition, we have revised the Draft Registration Statement as requested to clarify that there could be circumstances in which we may be required to provide such guarantees. The new disclosure may be found on page 38 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

Commercial banks in China sometimes require third party guarantees to manage loan repayment risk of small business entities. As a result, small business entities from time to time guarantee loans for each other to facilitate bank approval. We have no obligation or requirement to provide such guarantee in future. We have no other outstanding third party loan guarantees. We have no intention to enter any third party guarantee arrangement before or when we become a public company. In addition, our banks do not require such arrangement from us anymore. However, it is possible that when we require bank loans to support our business or expand our operation, and if we are not able to obtain unguaranteed loans, we may involve unrelated third party guarantees.

Accordingly, we have revised last paragraph of the risk factor “We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.” The revised disclosure may be found on page 13 and reads as follows:

We do not currently guarantee any third party debts or intend to enter into any third party guarantees after completion of this offering. In addition, our banks do not currently require such guarantee arrangements from us. However, it is possible that we may, in the future, require bank loans to support our business or expand our operations and be unable to obtain unguaranteed loans. If this were to occur in the future, future lenders might demand unrelated third party guarantees. If we were to enter into any other guarantees for third party debts and they failed to pay, our cash position could be adversely affected and we might be unable to be made whole by our counter-guarantor.

Liquidity and Capital Resources, page 40

30.	We note your disclosure that the “Company expects to be able to refinance its short term loans based on past experience and the Company’s good credit history”. Please expand your disclosure to address the following: explain why all your loans are short-term; indicate whether long-term debt is generally available in the PRC; and address the potential risks and consequences if you are unable to refinance your short term loans.

We acknowledge the comment and have revised the Draft Registration Statement as requested to explain why all our loans are short-term and to indicate long-term debt is generally available in the PRC. The new disclosure may be found on page 39 and reads as follows:

In China, long-term loans are generally available; however, short-term loans are more readily accessible sources of financing. Long-term loans in China are usually approved by banks for capital expenditures only, such as fixed asset construction or property acquisitions.

In addition, we have revised the Draft Registration Statement as requested to discuss the potential risks and consequences if we are unable to refinance our short-term loans. The new disclosure may be found on page 39 and reads as follows:

We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations. In both 2014 and 2013, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, we may have negative cash flow in the future, and our related parties may be unable or unwilling to provide us financial support as needed. If this happened, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

Further, we have revised the Draft Registration Statement to add a risk factor to discuss the potential risks and consequences if we are unable to refinance our short-term loans. The new disclosure may be found on page 12 and reads as follows:

We may be unable to refinance our short-term loans.

We expect to be able to refinance its short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In both 2014 and 2013, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, it is possible for us to have negative cash flow in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

Jay Ingram, Legal Branch Chief

June 18, 2015

31.	Please revise the label of the line item “net increase in cash” to also reflect that there was a decrease in cash in 2014.

We acknowledge the comment and have revised the Draft Registration Statement as requested to revise the label of the line item “net increase in cash” to also reflect that there was a decrease in cash in 2014. The new disclosure may be found on page 39 and reads as follows:

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2014	2013
Net cash provided by operating activities	$5,390	$6,232
Net cash used in investing activities	(4,661)	(8,529)
Net cash (used in) provided by financing activities	(2,153)	4,075
Effect of exchange rate changes on cash	124	134
Net increase (decrease) in cash	(1,299)	1,912
Cash, beginning of year	2,699	787
Cash, end of year	$1,400	$2,699

Liquidity and Capital Resources, page 40

32.	We note your disclosure that the “Company expects to be able to refinance its short term loans based on past experience and the Company’s good credit history”. Please expand your disclosure to address the following: explain why all your loans are short-term; indicate whether long-term debt is generally available in the PRC; and address the potential risks and consequences if you are unable to refinance your short term loans.

Pursuant to discussion with Commission Staff, we refer to our answer to Comment 30 above.

33.	Please revise the label of the line item “net increase in cash” to also reflect that there was a decrease in cash in 2014.

Pursuant to discussion with Commission Staff, we refer to our answer to Comment 31 above.

Operating Activities, page 40

34.	Please revise your disclosure to quantify the increase in sales in the last quarter in 2014 compared with the same period of 2013 and, if applicable, to explain any other factors that resulted in accounts receivable increasing at a faster rate than sales.

We acknowledge the comment and we have revised the Draft Registration Statement to quantify the increase in sales in the last quarter in 2014 compared with the same period of 2013. The new disclosure may be found on page 40 and reads as follows:

The increase in account receivable balance corresponded to the trend of increase in sales, but at a faster rate than sales. Our sales increased by 19.6% or $13.6 million in 2014 compared with 2013. A substantial amount of the growth happened in the last quarter in 2014, during which our sales increased by 33%, or $5.44 million, compared with the same period of 2013. As a result, accounts receivable at the end of 2014 increased by approximately $4.1 million, or 46.3% in 2014 compared to 2013.

Jay Ingram, Legal Branch Chief

June 18, 2015

Loan Facilities, page 41

35.	Please discuss the interest rate structure of your debt arrangements. Please refer to Item 5.B.2 of Form 20-F.

We have revised the Draft Registration Statement as requested to add a column to discuss the interest rate structure of our debt arrangements. The new disclosure may be found on page 40 and reads as follows:

As of December 31, 2014, the details of all our short-term bank loans and bank acceptance notes payable are as follows:

(All amounts are in U.S. dollars)

No.	Type	Contracting Party	Expiration Date	Amount	Interest rate
1	Short-term Bank Loan	Agricultural Bank of China	Various from January to May 2015	$1,220,306	6.60% per annum
2	Short-term Bank Loan	China Construction Bank	July 2015	$1,301,660	6.30% per annum
3	Short-term Bank Loan	China Merchants Bank	March 2015	$2,423,560	4.12% per annum for $800,000 and 6.6% per annum for $1,639.344
4	Short-term Bank Loan	PingAn Bank	March 2015	$2,440,610	Interest rate ranging from 7.0% to 7.05% per annum
5	Short-term Bank Loan	China Citic Bank	Various from January to April 2015	$4,507,514	Interest rates ranging from 2.5% to 6.9% per annum
6	Short-term Bank Loan	Industrial and Commercial Bank of China	Various from February to December 2015	$3,585,835	Interest rates ranging from 1.8% to 6.16% per annum
7	Short-term Bank Loan	Shanghai Pudong Development Bank	Various from January to March 2015	$1,971,302	4.5% to 5.5% per annum in excess of LIBOR
8	Short-term Bank Loan	Bank of China	Various from January to February 2015	$2,073,420	2.5% to 4.1% per annum in excess of LIBOR
9	Bankers acceptance notes payable	Industrial and Commercial Bank of China	Various dates from January to April 2015	$2,678,648	N/A
10	Bankers acceptance notes payable	Bank of China	Various dates from January to June 2015	$565,685	N/A

Business, page 45

Overview, page 45

36.	You state in the seventh paragraph under this heading that you “retained an experienced U.S. QSR chain executive who was instrumental in helping [you] build direct relationships with other QSR chains.” We note that neither Messrs. Chapleski or Kunes has experience as a QSR chain executive. Please advise whether you retained another American executive, and if so, in what capacity and whether your relationship with this individual is ongoing.

We acknowledge the comment and respectfully advise the Staff that this sentence was meant to describe Mr. Kunes as an executive in the plastic foodservice disposables industry, instead of the QSR chain industry. We have revised the Draft Registration Statement accordingly. The new disclosure may be found on page 44 and reads as follows:

We have also retained Mr. John Kunes, an experienced executive in the U.S. plastic foodservice disposable industry, who was instrumental in helping us build direct relationships with QSR chains. Mr. Kunes currently serves as an Executive Vice President of Fuling USA.

Jay Ingram, Legal Branch Chief

June 18, 2015

Corporate Information, page 45

37.	You state here that Old Fuling has yet to be dissolved. As such, it is still one of your subsidiaries, but you do not present it in your corporate structure or the list of subsidiaries attached to this registration statement as Exhibit 21. Please revise.

We acknowledge the comment and respectfully advise the Staff that Old Fuling USA has been dissolved. We have revised the Draft Registration Statement accordingly. The new disclosure may be found on page 45 and read as follows:

Since we incorporated Fuling USA in 2014 in Pennsylvania to coordinate our Allentown project, we no longer needed to maintain Old Fuling USA and reduced its operations in January 2014. Old Fuling USA was dissolved on April 8, 2015.

Our Products, page 48

38.	Please indicate which of your recent research projects are protected by patents or other intellectual property measures. Please also clarify who retains the intellectual property generated through your collaborations with the Chinese Academy of Sciences.

We acknowledge the comment and have added narrative notes to the chart as requested to indicate our recent research projects that are protected by patents. We also have revised the chart by including the development of cup with high-transparent curled rim in the year 2010. The revised chart of our recent research projects including the new narrative notes may be found on page 59 and reads as follows:

Project	Source	Year
PP Controlled Degradation Serviceware	Self-Developed	2014
Melt- Grafted Polypropylene Cutlery	Self-Developed	2014
Damping Gradient Distribution Function Package	Self-Developed	2014
New Anti-Fog Lid	Self-Developed	2014
Research of Serviceware Packaging Automation	Self-Developed	2013
Application of Orientation Control in Serviceware	Self-Developed	2013
New Antibacterial Compound Serviceware	Self-Developed	2013
Toughening PLA Biodegradable Serviceware	Self-Developed	2013
Mold for Folding Spork	Self-Developed	2012-2013
PS/HIPS/SBC Plastic Alloy	Self-Developed	2012-2013
High Temperature High Impact PET Transparent Lid	Self-Developed	2012-2013
Starch Modified PBS Technology	Self-Developed	2012-2013
PLA / PBS Composite Biodegradable Straws	Self-Developed	2012
Starch-Based Full-Dissolved Material	Self-Developed	2012
New Temperature Modified PLA Biodegradable Material	Self-Developed	2012
New Coating Serviceware	Self-Developed	2012
Modified Corn Starch-Based PBS Biodegradable Material	R&D cooperation with Chinese Academy of Sciences	2011
Cellulose Inorganic Filler Modified PBS Biodegradable Materials	R&D cooperation with Chinese Academy of Sciences	2011
Research of Biodegradable Food Packaging Material	Self-Developed	2011
New Serviceware Coating Technology	Self-Developed	2011
Research of Improving The Energy-Saving of Injection Molding Machine	Self-Developed	2011
Research of Temperature Resistance of New Modified PLA Biodegradable Material	Self-Developed	2011
Research of Toughening Polystyrene	Self-Developed	2010
Development of Whisker Reinforced Serviceware	Self-Developed	2010
Research of Four-Layer Coextrusion Technology	Self-Developed	2010
Development of cup with high-transparent curled rim(1)	Self-Developed	2010
Development of Nano-Modified Composite Serviceware(2)	Self-Developed	2010
Multiple Composite Polystyrene Modified Material	Self-Developed	2009
PP And PA6 Blending Technology	Self-Developed	2009
New Corn Starch-Based Biodegradable Material	Self-Developed	2009
Development of High-Strength Barrel	Self-Developed	2009
Development of High Impact Modified PC Serviceware	Self-Developed	2009
PP/PS Alloy New Material	Self-Developed	2008
SBC copolymer modified GPPS new material	Self-Developed	2008
New modified PLA biodegradable material	Self-Developed	2008

Jay Ingram, Legal Branch Chief

June 18, 2015

(1)	It is protected by our utility model patent “cup with curled rim” (patent No. ZL 201120049179.1) as disclosed in the patent chart on page 59.
(2)	It is protected by our patent “food grade polypropylene composite material and preparation and uses” (patent No. ZL 201010116076.2) as disclosed in the patent chart on page 59.

In addition, we have added the disclosure as requested to clarify the parties retaining the intellectual property generated through our collaborations with the Chinese Academy of Sciences. The revised disclosure may be found on page 47 and reads as follows:

Under the terms of the Technology Development & Cooperation Contracts between Taizhou Fuling and Chinese Academy of Sciences, the right to apply for a patent of an invention or creation and the right to use the know-how achieved in cooperative development shall be jointly owned by the parties thereto. Moreover, according the PRC Contract Law, if the Chinese Academy of Sciences transfers the right to apply for a patent, Taizhou Fuling has the right of first refusal under the same conditions.

Our Environmental Stewardship Measures, page 49

39.	You state here that you have obtained several environmental stewardship related certificates. However, only one certificate in this table relates to environmental stewardship. Please revise.

We acknowledge the comment and have revised the Draft Registration Statement by removing several certificates from the list and adding one environmental stewardship-related certificate. The new disclosure may be found on page 48 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

Fuling Environmental Stewardship-related Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Beijing Zhong-An-Zhi-Huan Certification Center	Environmental Management System Certificate	Taizhou Fuling	GB/T 24001—2004/ ISO 14001:2004	Plastic drinking cups and disposable plastic tableware production and service	2014-09-15 until 2017-09-14
Beijing Zhong-An-Zhi-Huan Certification Center	Environmental Management System Certificate	Great Plastics	GB/T 24001—2004/ ISO 14001:2004	Production and related activities of disposable plastic cutlery and plastic cups	2014-09-15 until 2017-09-14

Our Equipment, page 50

40.	Please clarify the meaning of the table under this heading, including the meaning of “Leading Level.”

We acknowledge the comment and have revised the Draft Registration Statement by deleting the column of “Leading Level” and adding description of each type of equipment in the chart. The new disclosure may be found on page 49 and reads as follows:

Equipment	Function
Elemental Analyzer	Our elemental analyzers can detect 26 kinds of toxic heavy metal and detect a variety of regular and irregular sample of the power, plate, linear. Alloys, metal materials and plastic materials can be detected.
Injection Molding Machine	Our injection molding machine is also called an injection machine. It is our main molding equipment using plastic molding to make thermoplastic or thermosetting plastic into various shapes of plastic products. High power is applied to molten plastic to fill the mold cavity and injection. The dedicated robotic arm of the injection molding machine is able to automate transportation of products or running tools according to the predetermined requirement for the operation of automated production equipment.
Vacuum Magnetron Sputtering Coating Machine	Our vacuum magnetron sputtering coating machine mainly uses direct current (or intermediate frequency) magnetron sputtering and can be adapted to a wide range of coating targets, such as copper, titanium, chromium, stainless steel, nickel and other metal materials, which can be coated using a sputtering process. It can also improve film adhesion, reproducibility, density, uniformity and other characteristics.
Four-Layer Co-Extruded Sheet Machine	Our four-layer co-extrusion sheet machine is mainly suitable for PP, PS and other raw materials, production of various high-grade thermalformed sheets and stationery sheets. Widely used in the manufacture of various high-grade four-layer sheets, the machine is suitable for manufacturing high-grade beverage cups, jelly cups, food packaging and other packaging containers.
High-Speed Plastic Molding Machines (Computer Controlled)	Our computer controlled high-speed plastic molding machine is suitable for PS, modified PP and PET reel sheet. It can manufacture to a variety of specifications, including disposable fast-food containers, instant noodle bowls, western food boxes, food packaging for products such as candy and cake boxes, daily necessities, metal packaging, children’s toys and agricultural seedling trays.
Thermoforming Machine	Our thermoforming machine is mainly suitable for HIPS, PS, PVC, PET and other plastic sheet, using heating principles to form plastic sheets, including in particular the production of, among other items, various small spoons and plate covers.

Jay Ingram, Legal Branch Chief

June 18, 2015

Production Strategy, page 51

41.	You devote an extensive portion of your prospectus to discussion of your Allentown facility. However, we note that the majority of the proceeds of your offering will be used for the establishment of a new factory in Wenling. Please revise, here and elsewhere as appropriate, to provide a discussion of your planned Wenling expansion, including the nature of your planned expansion, an estimate of the amount of expenditures that will be required and the amount already paid, how the expansion will be financed, the estimated start and completion dates of the expansion, and the anticipated increase in production capacity. Please refer to Item 4.D of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement to discuss our planned Wenling expansion, including the nature of our planned expansion, an estimate of the amount of expenditures that will be required and the amount already paid, how the expansion will be financed, the estimated start and completion dates of the expansion, and the anticipated increase in production capacity. The new disclosure may be found on page 54 and reads as follows:

Wenling Expansion

Decision to Build a New Factory in Wenling

We decided to invest in building a new factory in Wenling for the following reasons:

1)	By building a new factory, we can meet the growing demand for our products. Currently the extent of utilization of our old factory in Songmen Town of Wenling is approximately 90%. Based on current growth rates, we expect utilization will reach 100% in the second half of 2015. A new factory will allow us to expand our production capacity.

2)	The planned location of this new factory will be in the Eastern New District of Wenling, only 5 km from our Songmen factory, so it will be easy for us to integrate the new factory into our business operations and leverage our existing resources to grow the new facility.

3)	The planned location of our new factory is only 15 km from the Longmen sea port, which is convenient for us to ship our products.

Wenling Project Plan

The project construction period is budgeted for 35 months, from September 2015 to July 2018, divided into three phases.

We estimate the total amount of expenditures is approximately $39 million. We plan to finance the expansion with IPO proceeds, self-generated cash flow and profits from operations. We plan to install 180 injection production lines and 33 suction production lines. The 180 injection production lines will produce cutlery, plates, cups and bowls. We anticipate that 16 of the 33 suction production lines will produce cups, and 17 of the suction production lines will produce plates, cup lids and various types of containers, such as vegetable containers, fruit containers and packaging containers. We anticipate that the production capacity will be increased by 60,000 tons after completion of the build-out project.

The following chart shows the specific plan:

	Phase I	Phase II	Phase III
Estimated period	September 2015 – July 2016	January 2017 – July 2017	January 2018 – July 2018
Estimated expenditures required

$17 million

1) Purchase of land use right: $8 million for 33.27 acres (202 mu);

2) Construction of facilities: $5 million for 430,556 square feet (40,000 square meters) of manufacturing facilities;

3) Equipment purchase: $4 million

		$11 million 1) Construction of facilities: $3 million; 2) Equipment purchase: $7 million; 3) R&D: $1 million.	$11 million 1) Construction of facilities: $3 million; 2) Equipment purchase: $7 million; 3) R&D: $1 million.
Expenditures paid	$0	$0	$0
Financing resources	IPO proceed and self-generated cash flow	Profit from operation in 2016	Profit from operation in 2017
Anticipated increase in production capacity	20,000 tons	20,000 tons	20,000 tons
180 injection production lines	80 (capacity of 12,000 tons)	60 (capacity of 9,000 tons)	40 (capacity of 6,000 tons)
33 suction production lines	8 (capacity of 8,000 tons)	11 (capacity of 11,000 tons)	14 (capacity of 14,000 tons)

Jay Ingram, Legal Branch Chief

June 18, 2015

Environmental Considerations

The production lines that we plan to install are capable of producing biodegradable products.

Location

We plan to build this new factory in the Eastern New District of Wenling. Below is a diagram of the planned location of our Wenling facility and the location of Longmen sea port which our facility will use. The star represents the proposed location of the factory, and the triangle represents the newly-built Longmen sea port.

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Facility

Our new Wenling facility structure will consist of 430,556 square feet on 33.27 acres of land. We plan to build five workshop and warehouse buildings, four of which will occupy 16,000 square meters each and one of which will occupy 8,000 square meters. In addition to production buildings, we also plan to build an office building occupying 7,000 square meters and two dormitory buildings occupying 6,400 square meters each. The dormitory buildings will consist of 380 rooms and can accommodate 1,520 workers.

Competitive Position, page 56

42.	Please expand your discussion to discuss your competitors outside the U.S. Please also revise your disclosure here and in risk factors to discuss your position in the serviceware segment, which is the only segment you are active in, rather than in the foodservice disposable industry as a whole.

We acknowledge the comment and respectfully advise the Staff that currently we do not have information of our competitors outside the U.S. In 2014, only 7.13% of our serviceware products were sold outside the U.S. Accordingly, we focus in the registration statement on those competitors that also compete in our primary market, the U.S.

We have revised the Draft Registration Statement as requested by revising the discussion of our position from the foodservice disposable industry to the serviceware segment. The new disclosure may be found on page 56 and reads as follows:

Concentration in the foodservice disposables industry varies widely within specific market segments, with some segments dominated by a small number of producers. For example, Dart Container is the leading supplier of plastic foodservice beverage cups, followed by Pactiv and Berry Plastics. By contrast, the market for cutlery is more fragmented, with a growing portion of the market supplied by contract manufacturers in China. Among U.S.-based suppliers of foodservice disposable cutlery are Berry Plastics, D&W Fine Pack, Dart Container (including Solo Cup), Georgia-Pacific, Maryland Plastics, Pactiv, and Waddington Group. Most of these firms offer a number of different cutlery lines and are diversified into the production of straws and other foodservice disposables. In April 2012, D&W Fine Pack expanded its cutlery and straw offerings through its acquisition of Jet Plastica Industries. Prior to the acquisition, Jet Plastica claimed to be the largest manufacturer of straws in the U.S. Other suppliers of foodservice straws include Cell-O-Core, Earth Straws, New WinCup, Pactiv (via Spirit Foodservice), Rockline Industries, Royer, StalkMarket Products, and Stone Straw (Wentworth Technologies).

Jay Ingram, Legal Branch Chief

June 18, 2015

We also have revised the Draft Registration Statement as requested by revising the discussion of our position from the foodservice disposable industry to the serviceware segment in risk factors. The revised risk factor may be found on page 11 and reads as follows:

Our U.S. competitors are significantly larger than our company.

The three largest U.S. suppliers of foodservice disposables account for a significant percentage of the industry. As of 2012, Dart Container Corporation, Reynolds Group/Pactiv and Georgia-Pacific collectively held approximately 29% of the U.S. market share in the foodservice disposables industry. The overall industry consists of a small number of competitors, with approximately 50% of our market controlled by the top 10 companies in the industry.

Concentration in the foodservice disposables industry varies widely within specific market segments, with some segments dominated by a small number of producers. For example, Dart Container is the leading supplier of plastic foodservice beverage cups, followed by Pactiv and Berry Plastics. By contrast, the market for cutlery is more fragmented, with a growing portion of the market supplied by contract manufacturers in China.

Nevertheless, we may be unable to compete effectively against such larger, better-capitalized companies, which have well-established, long-term relationships with the large customers we serve and seek to serve.

Awards and Recognition, page 57

43.	You state that you are a Category A enterprise of China Customers and thus receive streamlined customs clearance measures. Please clarify how long this rating will last and discuss any relevant renewal procedures.

We acknowledge the comment and have revised the Draft Registration Statement to clarify how long the rating of Category A enterprise of China Customers will last and discuss all relevant renewal procedures. The revised disclosure may be found on page 57 and reads as follows:

In addition, our company is rated a Category A enterprise of China Customs, which provides streamlined customs clearance measures. Taizhou Fuling has been a Category A enterprise since 2007 and submits a report on business management status to the PRC Customs every year. We understand that the PRC Customs re-validate the rating of Category A enterprises on an irregular basis, and the most recent written decision on re-validating Taizhou Fuling’s rating of Category A enterprise was received on October 24th, 2014 from the PRC Customs.

Taizhou Fuling can maintain the rating of Category A enterprises of PRC Customs if Taizhou Fuling simultaneously meets the following requirements as a consignor and consignee of imported and exported goods according to the Measures of the PRC Customs for the Classified Administration of Enterprises promulgated by PRC General Administration of Customs:

i.           Having never committed the crime of smuggling, the act of smuggling or violation of the provisions on customs supervision and control for one consecutive year;

ii.          Having never been subject to any customs administrative punishment due to infringement on intellectual property rights by importing or exporting goods for one consecutive year;

Jay Ingram, Legal Branch Chief

June 18, 2015

iii.         Having not delayed nor defaulted on paying taxes or fines for one consecutive year;

iv.         Having gross import or export value of more than $500,000 in the previous year;

v.          Having an error rate of import and export declaration of less than 5% during the previous year;

vi.         Having sound accounting rules, as well as truthful and complete business records;

vii.       Having taken initiatives in cooperation with customs administration, timely handling various customs formalities, and providing truthful, complete and valid documents and certificates to PRC Customs;

viii.      Submitting the Report on Business Management Status every year;

ix.         Handling the formality for reissuing and altering the Register Document for Customs Declaration of Consignees or Consigners of Import or Export Goods of the Customs of the People's Republic of China according to the provisions; and

x.          Having no bad records in the administrative departments and institutions of commerce, People’s bank, industry and commerce, taxation, quality inspection or foreign exchange and supervision for one consecutive year.

Regulations, page 61

44.	Please revise to include a discussion of the American regulations that currently affect your business or will affect your business once your Allentown facility is functioning. Please refer to Item 4.B.8 of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement to discuss the applicable regulations. The new disclosure may be found on page 65 and reads as follows:

U.S. Regulations

Federal, state and local governments mandate a variety of laws and regulations aimed at serviceware products and packaging products. At the federal level, the Food and Drug Administration (“FDA”), the Consumer Product Safety Commission and the Environmental Protection Agency (“EPA”), among other federal agencies, have promulgated regulations that directly or indirectly affect the products we produce.

For example, the FDA is charged with, among other responsibilities, regulating industry to ensure that food contact substances are safe, approving materials for use in foodservice disposables, and setting safety standards for products made with recycled content. Unlike many other industrialized nations, the U.S. does not currently have national packaging recycling laws in place; such laws, where they exist, are at the state level.

The Affordable Care Act (“Obamacare”) requires restaurant chains with over 20 locations to display the calorie content of each food and drink item it serves on signs and printed menus. Such regulation may indirectly affect our product usage as the intention of such regulation is to encourage healthier eating and better food choices, including a decrease in consumption of food from fast food restaurants and quick service restaurants.

State and local governments regulate restaurant cleanliness standards, with which foodservice disposables must comply. And a number of states, including large states such as California and Florida, as well as cities and counties have passed regulations governing consumer packaging materials. Polystyrene foam bans are particularly widespread among local governmental regulations, particularly in California, which has more than 50 cities and counties that have restricted or banned foamed polystyrene containers. Although no state has yet to impose a statewide ban on polystyrene, numerous bills that would accomplish such ban have been promoted in various state legislatures.

Jay Ingram, Legal Branch Chief

June 18, 2015

Foreign Investment Restrictions Regulations, page 61

45.	Please clarify what the ramifications of producing “permitted” products are.

We have revised the Draft Registration Statement to clarify the ramifications of producing “permitted” products as requested and to provide more details of the relevant rule. The revised disclosure may be found on page 61 and reads as follows:

Foreign Investment Restrictions Regulations

The latest Guidance Catalogue of Industries for Foreign Investment (the “Catalogue”) was enacted according to the Provisions for Guiding the Foreign Investment Direction (the “Provisions”) and became effective on April 10, 2015. The provisions provide that the projects with foreign investment fall into four categories, namely permitted, encouraged, restricted and prohibited ones. The Catalogue lists the encouraged, restricted and prohibited categories for projects with foreign investment; projects with foreign investment that fall outside such enumerated categories are considered “permitted projects”.

According to the Provisions, the Catalogue may prescribe that an enterprise with foreign investment is “limited to equity joint venture, contractual joint venture”, “with Chinese party at the holding position” or “with Chinese party at the relatively holding position.” “Limited to equity joint venture and contractual joint venture” shall refer to that only Chinese-foreign equity joint venture and Chinese-foreign contractual joint venture are allowed, “with the Chinese parties at the holding position” means that the total investment proportion of the Chinese parties in a project with foreign investment shall be 51% or more, and “with Chinese parties at the relatively holding position” means that the total investment proportion of the Chinese parties in a project with foreign investment shall be higher than the investment proportion of any foreign party. Regarding the permitted projects with foreign investment which are not listed in the Catalogue, the business organization of the foreign-invested enterprises which produce “permitted” products and do not involve restricted or prohibited business will not be subject to those restrictions such as “limited to equity joint venture, contractual joint venture.” Therefore, there are no limits on the total investment proportion of the foreign investors in permitted projects. It means the proportion of such foreign investment could be 51% or more, and up to 100%.

According to the Catalogue, our products fall in the “permitted” category. Therefore, our proportion of the foreign investment may be up to 100%. As a result, FGI’s investment in our Chinese subsidiaries are in compliance with the Catalogue.

Regulations on Tax, page 62

46.	Please clarify what portion of your products, if any, benefit from the 13% export tax rebate that you refer to in the final sentence under this heading.

We acknowledge the comment and have revised the Draft Registration Statement to clarify the portion of our products benefit from the 13% export tax rebate. The revised disclosure may be found on page 62 and reads as follows:

In 2014, 99.6% of our products benefitted from the 13% export tax rebate.

Description of Property, page 66

47.	Please disclose the productive capacity and extent of utilization for the properties that you discuss here. Please refer to Item 4.D of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement to disclose the productive capacity and extent of utilization for the properties. The revised disclosure may be found on page 67 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

Following is a list of our properties, including the first two, which we lease:

Transferee/ Lessee/Owner	Property	Land/Building Use Term	Space (m2)	Ground Floor Area (m2)	Productive Capacity (ton)	Extent of Utilization
Fuling USA	Commercial/industrial space at 6690 Grant Way, Suite 1, Allentown, PA 18106	2014-03-01 until 2024-05-31	8,175.47		1,500	0%(1)
Taizhou Fuling	Factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County	2013-01-01 until 2015-12-31	5,120.00		6,000	100%
Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	177.58		(rent out)	N/A
Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	668.89		(rent out)	N/A
Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2053-03-10		13,996.79	13,970	90.9%(2)
Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2055-01-14		14,076.80
Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	491.05
Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,471.22
Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	2,559.28
Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,847.10
Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	3,694.20
Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2055-01-14	7,717.56
Great Plastics	E02-2905 lot at Binhai Xincheng, Sanmen County	2010-08-01 until 2060-08-01		30,349.00	20,000	48.5%(3)
Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	15,679.28
Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	1,872.22
Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	11,813.30
Great Plastics	Dormitory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	4,092.77		(non-production)	60.6%(4)

Jay Ingram, Legal Branch Chief

June 18, 2015

(1)	We began productive use in early June 2015.

(2)	We expect to reach 100% utilization in second half of 2015.

(3)	This facility has an area of 30,349 square meters, among which 10,000 square meters is reserved for capacity expansion.

(4)	The dormitory has 130 rooms, and is able to accommodate 350 employees. Currently 90 rooms are occupied by 212 employees.

Management, page 68

48.	Please revise to discuss the other principal business activities of your directors and executive officers, as well as any other directorships that your directors hold. Please refer to Item 6.A.2 of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement as requested.

The new disclosure regarding our Chief Operating Officer and Chair of the board, Ms. Guilin Jiang, may be found on page 69 and reads as follows:

Ms. Jiang has owned Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”) since September 2006 and acts as a supervisor. Ms. Jiang also owns 50% of Wenling Fulin Plastic Products Co. Ltd, but she does not have a title with this company.

The new disclosure regarding our director Ms. Sujuan Zhu may be found on page 69 and reads as follows:

Ms. Zhu owns 10.9524% of Wenling Fulin Plastic Products Co. Ltd.

The principle business activities regarding our director Mr. Jian Cao has been disclosed on page 69 and reads as follows:

Since August 2013, Mr. Cao has also served as a director at Xinjiang Tianye Water Saving Irrigation System Company Limited, a public company in China. Mr. Cao has also been a director at the China Light Industry Federation since May 2012 and Chair of the China Packaging Federation Council since August 2011.

The new disclosure regarding our Chief Executive Officer Mr. Xinfu Hu may be found on page 70 and reads as follows:

Mr. Hu is also the legal representative of Special Plastics.

Remuneration and borrowing, page 72

49.	Please reconcile your disclosure here that directors may receive such remuneration as the board may determine from time to time, implying that such remuneration has yet to be determined, with your disclosure under Director Compensation that non-employee directors will be entitled to receive up to $13,300 per year and may receive incentive option grants. Please also clarify whether all directors, only non-employee directors, will be entitled to receive reimbursement of travel expenses for board meetings.

We acknowledge the comment and have revised the Draft Registration Statement to clarify that directors may receive such remuneration as the board may determine or change from time to time. The new disclosure may be found on page 72 and reads as follows:

The directors may receive such remuneration as our board of directors may determine or change from time to time.

Jay Ingram, Legal Branch Chief

June 18, 2015

In addition, we have revised the Draft Registration Statement to clarify under the heading of “Director Compensation” that only non-employee directors will be entitled to receive reimbursement of travel expenses for board meetings. The new disclosure may be found on page 72 and reads as follows:

In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Qualification, page 72

50.	You state that independence is a membership qualification for your directors, but two of your directors are not independent. Please revise.

We acknowledge the comment and have revised the Draft Registration Statement to reflect that the requirement is not that each director is independent but that a majority of the Board of Directors be independent. The new disclosure may be found on page 72 and reads as follows:

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation, page 72

51.	Please disclose the compensation that Ms. Zhu received in the last full financial year for services to your subsidiaries or yourself. Please refer to Item 6.B.1 of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement to disclose the compensation that Ms. Zhu received in the last full financial year for services to our subsidiaries or ourselves. The new disclosure may be found on page 72 and reads as follows:

Specifically, our director Ms. Zhu received compensation of $17,060 in the last full financial year for services to our subsidiaries and ourselves, including salary of $15,621 and all other compensation of $1,439 (including a social insurance payment of $1,185 and lunch allowance of $254).

Executive Compensation, page 73

52.	You set aside pension amounts for your executives as required by Chinese statute. Please disclose this amount. Refer to Item 6.B.2 of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement to clarify the concepts of pension and pension insurance in China. The new disclosure may be found on page 64 and reads as follows:

In addition, according to the PRC Social Insurance Law, social insurance in China includes basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Both employers and employees must pay basic pension insurance contributions based on the employee’s wage category, as required by the relevant regulations. Employees participating in basic pension insurance schemes are entitled to receive monthly basic pensions if their accumulated contribution period has reached or exceeded 15 years when they reach the statutory retirement age. A notice issued by the Social Assurance Authority provides that retirement is permitted at age of 60 for male employees and between 50 and 55 for female employees. Social insurance (including pension insurance) payment obligations end at such voluntary retirement ages.

Jay Ingram, Legal Branch Chief

June 18, 2015

We have also revised the Draft Registration Statement to disclose the pension insurance we paid for our executives as required by Chinese statute. The new disclosure may be found on page 73 and reads as follows:

We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. In China, pension insurance is one category of social insurance. The amount of social insurance under “All Other Compensation” in the following summary compensation table includes the pension insurance that we have paid. Specifically, in 2013, the pension insurance we paid for Ms. Jiang was $514. From January 2014 to July 2014, the pension insurance we paid for Ms. Jiang was $325. Ms. Jiang turned 50 years old in August 2014 and we were no longer required to contribute social insurance (including pension insurance) for her. The pension insurance we paid for Mr. Xinfu Hu was $514 in 2013 and was $578 in 2014. We did not pay pension insurance for Mr. Yue “Sam” Yu because he is employed by FGI, a Cayman Islands company, which is not required to pay for social insurance (including pension insurance).

Summary Compensation Table, page 73

53.	You state that Mr. Hu and Mrs. Jiang receive 10,000 RMB per month. This does not match the $20,000 that you reflect for each of them in each of 2014 and 2013 in this table. Please revise.

We note that a salary of RMB 10,000 per month equates to an annual salary of approximately $20,000 per year. Specifically, Mr. Hu and Ms. Jiang in 2014 and 2013 received salary of RMB 10,000 per month, representing annual salary of RMB 120,000. At an average exchange rate of RMB 6.1457 per $1.00 for the year ended December 31, 2014, this amount equates to $19,525.85. At an average exchange rate of RMB 6.1958 per $1.00 for the year ended December 31, 2013, this amount equates to $19,367.96. The Summary Compensation table located on page 74 discloses salary for Ms. Hu and Ms. Jiang of $19,526 for 2014 and of $19,368 for 2013.

54.	Please revise footnote 1 to this table, which appears to state that “All Other Compensation” consists of social security payments required under Chinese law, which conflicts with the statement in footnote 3 that Mr. Kunes’ other compensation consists of commissions. Please also advise as to whether Messrs. Kunes and Chapleski receive social security payments under Chinese law.

We acknowledge the comment. In addition, we have revised the Draft Registration Statement to change “social security” to “social insurance” to better present the concept. We also have revised the Draft Registration Statement and to clarify that only employees of the Chinese entities receive such Chinese social insurance payments. As he is retained by a U.S. entity, Mr. Kunes does not receive such payments. The new disclosure may be found on page 74 and reads as follows: “Mr. Kunes is an independent contractor in his capacity as President of JCK Enterprises. The salary here refers to his retainer fee. Other compensation consists of commissions.”

Employment Agreements, page 74

55.	You state that you are required by Chinese law to executive written labor contracts with full-time employees, and that all of your employees, including management have executed employment agreements. Please clarify whether this includes Messrs. Kunes and Chapleski, who you do not discuss here.

As noted in response to Comment 55, we have revised to reflect that such Chinese law requirements apply only to employees of the Chinese entity. As Mr. Kunes is retained by a U.S. entity, he is not governed by this requirement. Nevertheless, Mr. Kunes has an independent contractor agreement. Revised disclosure may be found on page 74 and reads as follows:

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees of the Chinese entity in order to establish an employment relationship. However, as Mr. Kunes is retained by a U.S. entity, he is not governed by this requirement. Nevertheless, Mr. Kunes has an independent contractor agreement.

Jay Ingram, Legal Branch Chief

June 18, 2015

In China, all employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. We believe our labor relationships are good.

Related Party Transactions, page 76

56.	You refer here to renting office space from Special Plastics, but do not discuss any rented office space under your description of properties. Moreover, your disclosure here regarding the amount that you paid to Special Plastics conflicts with your disclosure in Note 11 to the financial statements. Please revise.

We acknowledge the comment and have revised the Draft Registration Statement as requested to clarify that we rent warehouse, instead of office space, from Special Plastics and to correct the amount that we paid to Special Plastics to make it consistent with our disclosure in Note 11 to the financial statements. Revised disclosure may be found on page 76 and reads as follows:

During the years ended December 31, 2014, 2013 and 2012, we paid Special Plastics $94,225, $53,985 and $58,319, respectively, for rental of a factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County.

57.	Please revise your disclosure of the loans that you have received from Ms. Jiang to disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practical date. Please refer to Item 7.B.2 of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement as requested to disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practical date regarding the loans that we have received from Ms. Jiang. Revised disclosure may be found on page 76 and reads as follows:

During the years of December 31, 2014, 2013 and 2012, the largest amount outstanding regarding the loans that we have received from Ms. Jiang was $1,404,998, $968,398 and $355,956, respectively. As of June 18, 2015, the amount outstanding regarding the loans that we have received from Ms. Jiang is $8,747.

Description of Share Capital, page 78

58.	Please provide the information called for by Item 10.B.1 of Form 20-F, either here or elsewhere as appropriate.

We acknowledge the comment and have revised the Draft Registration Statement as requested to provide the registor, entry number, and our objects and purposes with the relevant provision in our Memorandum and Articles. Revised disclosure may be found on page 78 and reads as follows:

We (FULING GLOBAL INC. 富岭环球有限公司) are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles of Association, and the Companies Law (2013 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below. We were registered and filed as No. 00295833. As set forth in article 2 of our Memorandum of Association, the objects for which our Company is established are unrestricted.

Jay Ingram, Legal Branch Chief

June 18, 2015

59.	Please revise your disclosure to reflect the terms of your Articles of Association. We note, for example:

•	you state on page 79 that the board may decline to register a transfer of shares upon various enumerated circumstances, but that your Articles gives the board absolute discretion in declining to register a transfer

•	you state on page 79 that the register will not be closed for more than 30 days while your Articles state that the register will not be closed for more than 45 days;

•	you state on page 80 that shareholders holding in the aggregate 30% of your equity may requisition an extraordinary general meeting, while you Articles require 45%;

•	you state on page 80 that you may only have a minimum of three directors, while your Articles allow a minimum of one director; and

•	the grounds for removing a director that you present on page 81 do not match the grounds allowed by your Articles.

We clarify that the disclosure in question relates to the First Amended and Restated Articles of Association, which will be submitted as an exhibit to the Registration Statement prior to completion of this offering. We have revised the Draft Registration Statement to reflect that such terms apply to the First Amended and Restated Articles of Association. We understand that the Commission will require time to review such First Amended and Restated Articles of Association prior to our request for effectiveness.

General Meetings of Shareholders, page 80

60.	Please disclose the conditions of admission to your general meetings. Refer to Item 10.B.5 of Form 20-F.

We have revised our Draft Registration Statement as requested to disclose the conditions of admission to our general meetings. The new disclosure may be found on page 80 and reads as follows:

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or other monies then payable by such shareholder to us in respect of our shares must have been paid. If a depositary or recognised clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorise such person or persons as it thinks fit to act as its representative(s) at any shareholders’ meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision is entitled to exercise the same powers on behalf of the depositary or recognised clearing house (or its nominee(s)) which he represents as that depositary or recognised clearing house.

Inspection of Books and Records, page 81

61.	You state that shareholders have the right to inspect your list of shareholders and receive annual audited financial statements, and refer to “Where You Can Find More Information.” However, that section of the prospectus does not address the right to inspect your list of shareholders. Please revise.

We have revised our statement by deleting the cross-reference to “Where You Can Find More Information” and simply including the information in the section titled “Inspection of Books and Records.” The new disclosure may be found on page 81 and reads as follows:

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our First Amended and Restated Articles of Association provide our shareholders with the right to inspect our list of registered shareholders and to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the Securities and Exchange Commission.

Jay Ingram, Legal Branch Chief

June 18, 2015

Quantitative and Qualitative Disclosures About Market Risk, page 86

62.	You state that your exposure to interest rate risk primarily relates to the manner in which you invest excess cash. Please revise to include a discussion of your debt arrangements. Please refer to Instruction 2 to Item 11.a.1.i of Form 20-F.

We have revised our statement here to discuss our debt arrangements. The new disclosure may be found on page 86 and reads as follows:

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

In 2014, we had $21.0 million weighted outstanding bank loans, with weighted average effective interest rate of 5.67%. In the year 2013, we had $16.5 million outstanding bank loans, with weighted average effective interest rate of 5.00%.

As of December 31, 2014, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 1.29 million ($209,771) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2013, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 1.02 million ($164,952) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

We had no short-term investments and long-term held-to-maturity investments as of December 31, 2014.

Summary of Shares Available for Future Sale, page 88

63.	The table that you include here refers to a resale component to your registration statement and an incentive share option pool, neither of which exist, and conflicts with your disclosure elsewhere regarding your lock-up agreements. Please revise.

We acknowledge the comment and have revised the Draft Registration Statement to remove the disclosure of the resale component and to conform the discussion to the lock-up agreements, which has itself been revised in discussions with the underwriter. The revised table may be found on page 88 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

Post-Offering

Shares	Date Available for Sale
Shares to be Outstanding at Completion of Offering: ( )
Currently Outstanding Ordinary Shares Subject to Lock-Up Agreements: ( )	After twelve (12) months from the date of effectiveness or commencement of sales of the public offering
Currently Outstanding Ordinary Shares Not Subject to Lock-Up Agreement: ( )	After the date of this prospectus, these shares will be tradable in accordance with Rule 144.
Shares Offered in this Offering: ( )	After the date of this prospectus, these shares will be freely tradable.

Shares Approved for Issuance but Not Yet Outstanding: ( )
Ordinary Shares in Incentive Securities Pool: ( )	After grant, from vesting dates through expiration of grants.

Our Board of Directors will, prior to completion of this offering, authorize the creation of an incentive pool including options equal to        % of our post-offering outstanding shares. We believe the total number of shares outstanding at completion of the offering and the total that may be issued from the incentive securities pool may be useful information for potential investors in our initial public offering. Accordingly, we have retained the language in the above table but have revised to clarify that such incentive pool has been approved but that no shares in such pool are currently outstanding.

People’s Republic of China Enterprise Taxation, page 89

64.	Please tell us what consideration was given to providing an opinion of counsel for your discussion under this heading. We note your inclusion of the risk “Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise,” page 16.”

We acknowledge the comment and respectfully advise the Staff that to the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of our PRC counsel. A copy of such short-form opinion will be filed as Exhibit 8.2. We have further clarified that the discussions are the opinion of the counsel providing them, noting on page 88:

Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Jingtian & Gongcheng Attorneys at Law, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

Information Reporting and Backup Withholding, page 92

65.	Please include discussion of the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act of 2010, as applicable.

We acknowledge the comment and have revised the Draft Registration Statement as requested to discuss the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act. The new disclosure may be found on page 92 and reads as follows:

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Jay Ingram, Legal Branch Chief

June 18, 2015

Enforceability of Civil Liabilities, page 92

66.	You state that all of your officers are nationals or residents of countries other than the United States. This appears to overlook Messrs. Chapleski and Kunes. Please revise.

We respectfully advise the Staff that Mr. Kunes is not officer of FGI, although he has a title with Fuling USA (Executive Vice President of Fuling USA).

Placement, page 93

67.	Please revise to state clearly that Burnham Securities Inc. is an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and to discuss the attendant ramifications of this fact.

We acknowledge the comment and have revised the Draft Registration Statement as requested to state clearly that Burnham Securities Inc. is an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and to discuss the attendant ramifications of this fact. The new disclosure may be found on page 93 and reads as follows:

Burnham Securities Inc. is an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by them while acting as principal would be deemed to be underwriting discounts or commissions under the Securities Act. The Underwriter is required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of ordinary shares by the Underwriter. Under these rules and regulations, the Underwriter may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

68.	Please revise to include a full discussion of the manner in which your securities will be placed. We note that you do not discuss the all-or-nothing aspect of your offering, the timeframe of the offering, where and to whom subscription applications may be addressed, the methods or time limits of paying for securities, or when the securities will be delivered to subscribers. Please refer to Item 2.B of Form 20-F.

We acknowledge the comment and have revised the Draft Registration Statement as requested to include a full discussion of the manner in which our securities will be placed.

The new disclosure regarding the all-or-nothing aspect of your offering may be found on page 93 and reads as follows:

We have engaged Burnham Securities Inc., our Underwriter, to conduct this offering on a “best efforts, all or none” basis. The offering is being made without a firm commitment by the Underwriter, which has no obligation or commitment to purchase any of our shares. In addition, the Underwriter has conditioned closing on our attaining an approval letter for Nasdaq Capital Markets listing of our shares being sold in this offering. This means that if the full $30,000,000 offering amount is not sold, or if it is but we don’t obtain Nasdaq listing or satisfy other conditions described below, your money will be returned from the escrow account.

The new disclosure regarding the timeframe of the offering may be found on page 93 and reads as follows:

Unless sooner withdrawn or canceled by either us or the Underwriter, the offering will continue until the earlier of (i) a date mutually acceptable to us and our Underwriter after which all         ordinary shares are sold at a price between U.S. $        and $        per share or (ii) close of business on        , 2015 (the “Offering Termination Date”).

The new disclosure regarding where and to whom subscription applications may be addressed may be found on page 93 and reads as follows:

The subscription applications may be addressed to Signature Bank at following address: 565 Fifth Avenue, New York, NY 10017.

Jay Ingram, Legal Branch Chief

June 18, 2015

The new disclosure regarding the methods or time limits of paying for securities may be found on page 94 and reads as follows:

Investors must pay in full for all ordinary shares at the time of investment, to the Escrow Agent. Payment for the ordinary shares may be made (i) by check, bank draft or money order made payable to “Signature Bank” and delivered to the Underwriter no less than four business days before the date of closing, or (ii) by authorization of withdrawal from securities accounts maintained with the Underwriter. If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or termination of the offering, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or termination of the offering. If a purchaser authorizes the Underwriter to withdraw the amount of the purchase price from a securities account, such Underwriter will do so as of the date of closing and such withdrawals will be deposited into the escrow account maintained by the Escrow Agent. The Underwriters will inform prospective purchasers of the anticipated date of closing. If payment is made by check, investors should make all checks payable to the Escrow Agent.

The new disclosure regarding when the securities will be delivered to subscribers may be found on page 93 and reads as follows:

The securities will be delivered to subscribers on the earlier of (i) a date mutually acceptable to us and our Underwriter after which all         ordinary shares are sold at $        per share or (ii) close of business on        , 2015 (the “Offering Termination Date”).

69.	You state here that there is no arrangement for funds to be received in escrow. This is contrary to your disclosure on the cover page of this prospectus, page 22 of the same, and Exhibit 10.12 to this registration statement, which, while yet to be filed, explicitly contemplates an arrangement for IPO funds to be received in escrow. Please revise.

We acknowledge the comment and have revised the Draft Registration Statement to delete “There is no arrangement for funds to be received in escrow, trust or similar arrangement.”

70.	You state on page 94 that you have entered into lock-up agreements that will prevent various transactions in your stock for 180 days after the date of this prospectus. This conflicts with your disclosure on page 88 stating that you have yet to enter into any lock-up agreements, and that such agreements will be in place for 12 months. Please revise, and please disclose the exceptions to the lock-up agreements that your directors, executive officers and greater than 10% stockholders have entered.

We acknowledge the comment and have revised the Draft Registration Statement as requested to clarify that we will enter into lock-up agreements. The new disclosure may be found on page 95 and reads as follows:

Our directors and executive officers and shareholders who currently hold more than ten percent (10%) of our outstanding shares will enter into lock-up agreements with the Underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of twelve (12) months after the date of this prospectus, may not, without the prior written consent of the Underwriter, (i) sell, offer to sell, contract or agree to sell, hypothecate, assign, transfer, pledge, grant any option to purchase or otherwise dispose of, or announce the intention to otherwise dispose of, directly or indirectly, any shares of our ordinary shares (including, without limitation, ordinary shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for shares of our ordinary shares, or any warrants or other rights to purchase, the foregoing (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for shares of our ordinary shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the our ordinary shares or securities convertible into or exercisable or exchangeable for shares of our ordinary shares, or (iv) publicly announce an intention to effect any transaction specified in clause (i) or (ii) above.

Jay Ingram, Legal Branch Chief

June 18, 2015

In addition, we have revised the Draft Registration Statement as requested to clarify that there will be no exceptions to the lock-up agreements that our directors, executive officers and greater than 10% shareholders will enter. Please refer to the above revised disclosure.

Consolidated Financial Statements

Consolidated Balance Sheet, page 2

71.	We note that accounts payable and accrued liabilities represent 39% of total liabilities. Please revise your balance sheet to separately present accounts payable and accrued liabilities. To the extent further segregation of your accrued liabilities may be useful in helping a reader understand your obligations, please provide footnote disclosures that quantify and explain the specific nature of such liabilities.

We have revised our balance sheet to separately present accounts payable and accrued liabilities under “Current Liabilities”. The revised disclosure may be found on page F-2 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31	December 31,
	2014	2013

ASSETS
Current Assets:
Cash and cash equivalents	$1,399,714	$2,698,795
Restricted cash	3,700,886	4,979,464
Accounts receivable, net	13,018,702	8,900,308
Advance to supplier, net	739,002	518,380
Inventories, net	14,935,076	12,238,252
Prepaid expenses and other current assets	906,705	1,104,959
Total Current Assets	34,700,085	30,440,158

Property, plant and equipment, net	20,517,240	17,657,710
Intangible assets, net	1,650,037	1,694,915
Other non-current assets	356,425	653,724
Deferred tax assets	-	156,514
Total Assets	$57,223,787	$50,603,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$19,524,207	$20,083,554
Bank notes payable	3,244,333	3,284,289
Advances from customers	695,873	435,413
Accounts payable	14,194,154	12,517,693
Accrued and other liabilities	1,316,921	793,831
Taxes payable	560,253	433,865
Loan from third parties	195,249	196,272
Due to related parties	38,273	222,094
Total Current Liabilities	39,769,263	37,967,011

Total Liabilities	39,769,263	37,967,011

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized,	11,667	11,667
Additional paid in capital	11,108,133	3,578,133
Statutory reserve	1,862,365	1,108,393
Retained earnings	3,147,151	6,689,803
Accumulated other comprehensive income	1,094,617	1,259,398
Total Fuling Global Inc's equity	17,223,933	12,647,394

Noncontrolling interest	230,591	(11,384)
Total Shareholders' Equity	17,454,524	12,636,010

Total Liabilities and Shareholders' Equity	$57,223,787	$50,603,021

In addition, as the revised balance sheet shows, our accrued and other liabilities were $1,316,921 and $793,831 as of December 31, 2014 and December 31, 2013, respectively. Please see below for the details:

	December 31	December 31,
	2014	2013
Salary payable	$892,617	$730,256
Accrued liabilities	$246,028	$-
Interest payable	$119,954	$63,575
Dividend payable	$58,322	$-
	$1,316,921	$793,831

Jay Ingram, Legal Branch Chief

June 18, 2015

We respectfully advise the Staff that we believe the footnote disclosures that quantify and explain the specific nature of such liabilities are not applicable here, since the balance of accrued and other liabilities as of December 31, 2014 and December 31, 2013 were less than 5% of total current liabilities.

Consolidated Statement of Cash Flows, page 5

72.	Since it appears to us that your short-term borrowing and bank notes payable generally have maturities greater than ninety days, please revise your statement of cash flows to separately present the related proceeds and repayments on a gross basis for each period.

We have revised our statement of cash flows to separately present the related proceeds and repayments on a gross basis for each period under “CASH FLOWS FROM FINANCING ACTIVITIES”. The revised disclosure may be found on page F-5 and reads as follows:

Jay Ingram, Legal Branch Chief

June 18, 2015

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,728,143	$3,450,503
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax expense (benefit)	155,705	(154,447)
Depreciation and amortization	1,707,496	1,347,359
Bad debt provisions	33,252	30,048
Gain on disposal of fixed assets	37,466	-
Changes in operating assets:
Accounts receivable	(4,378,994)	2,306,682
Advances to suppliers	30,592	1,243,138
Inventories	(2,733,597)	(1,957,419)
Other assets	(255,284)	(204,314)
Changes in operating liabilities:
Accounts payable	1,728,498	(29,141)
Advance from customers	262,743	(23,940)
Taxes payable	605,132	(95,876)
Accrued and Other liabilities	468,916	319,413
Net cash provided by operating activities	5,390,068	6,232,006

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,734,094)	(8,529,311)
Proceeds from disposal of property and equipment	73,508	-
Net cash used in investing activities	(4,660,586)	(8,529,311)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	39,549,931	39,672,392
Repayments of short-term borrowings	(40,004,616)	(34,102,380)
Repayments of long-term borrowings	-	(1,024,624)
Proceeds from bank notes payable	3,244,492	3,240,916
Repayments of bank notes payable	(3,267,330)	(1,944,224)
Proceeds from third party borrowing	-	32,280
Repayments of loans from related parties	(183,621)	(844,230)
Change of restricted cash	1,252,684	(954,898)
Capital contribution	7,530,000	-
Dividends paid to shareholders	(10,274,848)	-
Net cash provided by (used in) financing activities	(2,153,308)	4,075,232

EFFECT OF EXCHANGE RATE CHANGES ON CASH	124,745	134,087

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,299,081)	1,912,014

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,698,795	786,781

CASH AND CASH EQUIVALENTS, ENDING OF YEAR	$1,399,714	$2,698,795

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	$833,401	$854,946
Income tax paid	$1,065,518	$388,730

Jay Ingram, Legal Branch Chief

June 18, 2015

General

73.	Please provide the disclosures required by ASC 280-10-50-40 and 50-41.

We acknowledge the comment and respectfully advise the Staff that Segment Sales and Other Operating Revenues-Disclosure under ASC 280-10-50-40 and Segment Reporting Overall-Disclosure under ASC 280-10-50-41 are not applicable to us basing on the criteria of ASC 280-10-50-12. According to ASC 280-10-50-12, the public entity report separately information about an operating segment that meets any of the following quantitative thresholds:

a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1.	The combined reported profit of all operating segments that did not report a loss.

2.	The combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.

The foodservice disposables industry consists of three segments: (i) packaging, (ii) serviceware and (iii) napkins and other disposables. We produce environmentally conscious plastic products primarily in the serviceware segment and, to a lesser extent, in the packaging segment. Since the revenue, absolute amount of reported profit/loss and assets of packaging and napkins/other disposal segments are approximately 3% of total corresponding financial information reported, we do not believe segment reporting under ASC 280-10-50-40 and ASC 280-10-50-41 is required.

Note 1 – Organization and Description of Business, page 6

74.	Please more fully explain to us how you determined Domo is a VIE and how you determined you are the primary beneficiary. Please tell us who holds the remaining 51% ownership interest, including what, in any, affiliation they or their owners have to you. Also, please provide all the disclosures required by ASC 810-10-50-8 and 50-14.

We acknowledge the comment and respectfully advise the Staff that Domo is determined to be a VIE of the Company based on the following facts:

1.	The equity holders of Domo as a group lack the power to direct the activities that most significantly impact the entity’s economic performance: Domo’s equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith. In return, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. Domo’s major operation decisions are determined by the Board of Domo and not by the equity holders. Thus, the Board of Directors of Domo is the controlling decision-making body with respect to Domo. The number of seats in the Board empowers Total Faith the ability to control and substantially Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval.

2.	The entity does not have enough equity to finance its activities without additional subordinated financial support: As of December 31, 2014, Domo’s accounts payable to Taizhou Fuling and its affiliates amounted to $2.4 million, which was 522% of its net equity. Domo highly relies on the financial support from the Company.

3.	Legal entity established with non-substantive voting rights: as discussed above, the Company owns 49% of the Company but hold 2 out 3 seats on board, which is disproportionate to its ownership.

Based on the above facts, the Company determined that it is a primary beneficiary of the VIE and Domo’s financial statements must be consolidated with the Company’s financial statements because the Company has the power to direct the activities of Domo that most significantly impact the entity’s economic performance and the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits).

Jay Ingram, Legal Branch Chief

June 18, 2015

The other 51% is owned by an individual, Lee Yu, who is the general manager of Domo and a US citizen. In order to register this entity in US, the Company authorized Lee Yu to hold the majority ownership of Domo to meet the registration requirements.

We also have provided all the disclosures required by ASC 810-10-50-8 and 50-14. The new disclosures may be found on page F-6 and read as follows:

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control and substantially Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo's equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 7

75.	Please more fully explain to us how you determined that FGI, Total Faith, Taizhou Fuling and Taizhou Fuling’s subsidiaries were under common control during all periods presented.

We acknowledge the comment and respectfully advise the Staff that FGI, Total Faith, Taizhou Fuling and Taizhou Fuling’s subsidiaries were under common control during all periods presented for following reasons:

FGI was incorporated in the Cayman Islands on January 19, 2015 with nine shareholders. The largest shareholder is Silver Trillion Investments Limited, a British Virgin Islands company owned by our Chair of the Board and Chief Operating Officer, Ms. Guilan Jiang. Silver Trillion holds 47.5% of FGI. Our second largest shareholder is Celestial Sun Holding Limited, a British Virgin Islands company owned by Sujuan Zhu, the sister-in-law of Ms. Jiang. In addition, Ms. Jiang's son Qian Hu owns 9.5% FGI through Zheng Hui Investment Limited, a company incorporated in British Virgin Islands. Ms. Jiang has significant influence on the operation of FGI.

Total Faith was incorporated in British Virgin Islands in 2004, with Ms. Jiang and her husband Mr. Xinfu Hu as shareholders until February 19, 2015,when all shares held by Ms. Jiang were transferred to FGI.

Taizhou Fuling was established on October 28, 1992 as a Sino-Foreign joint venture under the laws of China. Total Faith and Wenling County Songmen Plastic Co., Ltd. (“Wenling Songmen”) were two shareholders of Taizhou Fuling until May 28, 2014, when Wenling Songmen transferred its equity interest to Total Faith. Ms. Jiang is 50% owner of Wenling Song. The other 50% of shares are owned by Ms. Jiang’s son Qian Hu and other relatives. Thus, Ms. Jiang has significant influence on the operation of Taizhou Fuling, and Taizhou Fuling is controlled by Ms. Jiang.

Taizhou Fuling's subsidiaries are 100% owned by Taizhou Fuling.

Based on the facts above, FGI, Total Faith, Taizhou Fuling and its subsidiaries are deemed under common control by Ms. Jiang during all period presented.

Jay Ingram, Legal Branch Chief

June 18, 2015

76.	Please address how Total Faith’s acquisition of Wenling Songmen’s 24% interest in Taizhou Fuling for RMB 29,000,000 on May 28, 2014 was accounted for and how Ms. Jiang’s transfer of her interest in Total Faith to FGI on February 19, 2015 was accounted for, specifically address the ownership structure of FGI before and after the transfer. In addition, please more fully explain to us the facts and circumstances related to 2014 dividend.

We acknowledge the comment and respectfully advise the Staff that both of Total Faith’s acquisition of Wenling Songmen’s 24% interest in Taizhou Fuling for RMB 29,000,000 on May 28, 2014 and Ms. Jiang’s transfer of her interest in Total Faith to FGI on February 19, 2015 were accounted for “Consolidation” in accordance with ASC 810.

On May 28, 2014, Total Faith acquired 24% interest in Taizhou Fuling for RMB 29 million, which was funded by a loan from Wenling Songmen for RMB 12.6 million and capital investment from Ms. Jiang for RMB 16.4 million. In compliance with Chinese business regulations, in order to update business registration with State Administration for Industry and Commerce, the consideration should be determined based on “fair value” of the interest transferred, which was determined to be RMB 29 million, compared to RMB 16.4 million, the registered capital owned by Wenling Songmen. Total Faith, Wenling Songmen agreed that loan would be settled automatically after the RMB 12.6 million paid to Wenling Songmen, which is the excess to the register capital.

On February 19, 2015, Ms. Jiang transferred 100% ownership of Total Faith, which is two shares with $1 par value per share, to FGI for $2.

According to our response to Comment 75, all entities involved in these two transfers are under common control. In accordance with ASC 810 “Consolidation”, a parent’s ownership interest in a subsidiary might change while the parent retains its controlling financial interest in the subsidiary. Changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as equity transactions. Therefore, no gain or loss is recognized in consolidated net income or comprehensive income. The acquisitions were accounted for in a manner similar to a recapitalization, under which, historical cost was used and consolidation is prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Accordingly, regarding Total Faith’s acquisition of Wenling Songmen’s 24% interest in Taizhou Fuling, we have revised the prospectus summary in the Draft Registration Statement by deleting “for RMB 29 million” to avoid possible misunderstanding. The revised disclosure may be found on page 2 and reads as follows:

… and the acquisition on May 28, 2014 by Total Faith of Wenling Songmen’s 24% interest…

We also have revised the “Corporate Information” in the Draft Registration Statement to clarify the consideration of RMB 29 million. The revised disclosure may be found on page 45 and reads as follows:

On May 28, 2014, Total Faith acquired Wenling Songmen’s 24% interest in Taizhou Fuling for RMB 29 million, which was funded by a loan from Wenling Songmen for RMB 12.6 million and capital investment from Ms. Jiang for RMB 16.4 million. In compliance with Chinese business regulations, in order to update business registration with State Administration for Industry and Commerce, the consideration should be determined based on “fair value” of the interest transferred, which was determined to be RMB 29 million, compared to RMB 16.4 million, the registered capital owned by Wenling Songmen. Total Faith, Wenling Songmen agreed that loan would be settled automatically after the RMB 12.6 million paid to Wenling Songmen, which is the excess to the register capital. As a result of the acquisition, Taizhou Fuling changed its entity type from a Sino-Foreign joint venture to a wholly foreign owned enterprise (“WFOE”). Taizhou Fuling is now 100% owned by Total Faith.

We further respectfully advise the Staff that no structure change has been made in FGI. The Company is owned by nine shareholders, which is disclosed in Corporate Structure of the Registration Statement.

In addition, the facts and circumstances related to 2014 dividend are as below:

Jay Ingram, Legal Branch Chief

June 18, 2015

According to the resolution of shareholder’s meeting on May 5, 2014, Total Faith declared dividends of $7.7 million and $2.6 million to Total Faith and Wenling Songmen, respectively, equivalent to $10.3 million. The dividend declared was proportionate with the equity interest owned by each shareholder at the time of declaration. Dividend income tax of $0.3 million was withheld by Taizhou Fuling for Wenling Songmen pursuant to related income tax regulations in China. As of December 31, 2014, the Company had a $0.4 million dividend payable to Wenling Songmen, which has been paid in May 2015. All dividend payable to Total Faith was made before the year end.

Foreign Currency Translation, page 11

77.	Please prominently disclose your reporting currency.

We have revised the Foreign Currency Translation in Footnote 2 to prominently disclose your reporting currency. The new disclosure may be found on page F-11 and read as follows:

Our financial statements are reported using U.S. Dollars.

Note 7 – Short-Term Borrowings, page 16

78.	Please quantify the amount of assets pledged to secure borrowings at each balance sheet date.

We have revised the Footnote 2 to quantify the amount of assets pledged to secure borrowings at each balance sheet date. The revised disclosure may be found on page F-18 and reads as follows:

As of December 31, 2014 and 2013, land use rights for $1,445,812 and $429,013, properties and buildings of $4,735,191 and $743,529, and equipment of $6,604,076 and $2,348,937 were pledged for the bank loans, respectively.

Undertakings, page II-3

79.	Please revise undertaking (a)(iii) to correspond to the language of Item 512(a)(1)(iii) of Regulation S-K, and undertaking (d) to correspond to the language of Item 512(a)(4) of Regulation S-K. Please ensure that where you refer to an undertaking, as in your reference to “this paragraph (a)(4)” in undertaking (d) of your prospectus, that you use an internally consistent designation.

We acknowledge the comment and have revised the Draft Registration Statement as requested. The revised undertakings may be found on Part II-3 and read as follows:

Item 9. Undertakings

The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Jay Ingram, Legal Branch Chief

June 18, 2015

Provided, however, That:

(A) Paragraphs (a)((i) and (a)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(i), (a)(ii) and (a)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d)	to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(e)	that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)	that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Jay Ingram, Legal Branch Chief

June 18, 2015

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and.

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)	that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(h)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)	to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

80.	Please revise to include the undertaking in Item 512(a)(6) of Regulation S-K.

We acknowledge the comment and have revised the Draft Registration Statement as requested to add in the referenced undertaking. Please refer to our response to comment 79.

81.	Undertaking (f) is the undertaking found in Item 512(a)(5)(iii) of Regulation S-K. However, that undertaking is only applicable in the context of an offering subject to Rule 430C. As you are relying on Rule 430A, this undertaking is not appropriate and should be removed.

We acknowledge the comment and have revised the Draft Registration Statement as requested to remove the referenced undertaking. Please refer to our response to comment 79.

Thank you in advance for your assistance in reviewing this response and the First Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Fuling Global, Inc.

By:	/s/ Yue “Sam” Yu
Name:	Yue “Sam” Yu
Its:	Chief Financial Officer